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CLEARWATER
PAPER®

A N N U A L R E P O R T

Letter from our CEO


CLEARWATER
PAPER®

Clearwater Paper Corporation
601 West Riverside, Suite 1100
Spokane, WA 99201



Dear Clearwater Paper stockholders and stakeholders,

We continued to perform well in 2022 as we offset the impacts of inflation with pricing and a focus on productivity. We generated strong cash flows, reduced debt, and improved our overall financial flexibility. Since 2020, we have reduced net debt by $377 million, putting us in a stronger position to take advantage of opportunities to create stockholder value. I am pleased with our progress and believe that we are well positioned for another strong year in 2023.

Performance in our paperboard business in 2022 remained strong, with robust demand and higher pricing. Our team did an excellent job of capitalizing on a strong market while servicing customers and maintaining longstanding relationships. Performance in our tissue business improved, with strong market demand and improved operational performance. Private branded share of the tissue market continued to grow as consumers looked for ways to offset inflation. Our team continued to focus on recovering margins through higher productivity and pricing.

You can find a summary of our 2022 performance highlights later in this annual report.

As we look out into 2023, we expect a normalization of paperboard market conditions and a strengthening in our tissue business. Inflation is moderating and we expect previously announced price increases to offset the impacts of higher costs. We are challenging our teams to accelerate our operating performance, particularly in manufacturing and supply chain areas.

We continue to make progress in areas of sustainability. While our products are inherently renewable, we now offer paperboard containing post-consumer recycled content and a compostable cup alternative. We have also set targets to reduce greenhouse gas emissions by 2030. You can read more about our commitments in the company's 2022 ESG report.

Our people are the core to everything that we do. We are focused on providing an attractive employee proposition, including competitive wages and comprehensive benefits. In addition, we are centered on fostering a diverse and inclusive environment that is critical to attracting the talent that we need. We are committed to increasing representation of underrepresented groups within our ranks to better represent the communities in which we operate.

We seek your voting support for the items described in this proxy statement. Thank you for your investment and trust in Clearwater Paper.

Sincerely,

Arsen S. Kitch
President and Chief Executive Officer

Letter from our Chair of the Board


CLEARWATER
PAPER®

Clearwater Paper Corporation
601 West Riverside, Suite 1100
Spokane, WA 99201



Dear Clearwater Paper stockholders and stakeholders,

As Arsen has described in his letter, the company performed strongly last year and has continued to improve its financial position. The Board deeply appreciates the hard work and efforts of our employees and management that have made 2022 a success.

Last year I outlined in my letter how the Board works together to provide independent oversight of management and stewardship of your interests. An updated summary of this outline is included on page three. This year I want to provide you with some insights into topics our Board regularly discusses with management. This is by no means a complete list and much of the detail is commercially sensitive or confidential.

The Board and management are constantly trying to “look around the corner” to understand what changes will appear in our external environment. The current most immediate topic is inflation. We expect the pace of inflation to moderate, but for it to persist well beyond this year. Another set of important issues is the current and anticipated changes in the markets of our customers and the resulting changes to the products and services they expect from Clearwater Paper. Related to that discussion are the potential changes in the demand and supply balances in each of our markets. Looking longer term, but with high urgency, is our work to find ways to meet our sustainability targets in an economically responsible manner.

We are also focused on two subjects that are key to building a successful future for our company, employees, stockholders, and communities. Those subjects include: the activities necessary to accelerate the rate of improvement in the company’s operating performance in its manufacturing and supply chain and, what we need to do to draw on the talents of our people more effectively and capture the benefits of greater diversity in our ranks. The 2022 ESG report includes our targets for greenhouse gas emission reductions and our diversity goals and is available on our website.

Finally, we intend to seek stockholder approval at our 2024 annual stockholder meeting to declassify our Board.

The Board is committed to serving your interests and we look forward to continued conversations in the years to come.

Thank you for your support.

A. Töldte

Alexander Toeldte
Chair of the Board

2022 PERFORMANCE HIGHLIGHTS



Sales

Net sales of $2.1 billion, up 17% year over year and net income of $46 million.



Debt

Paid down $108 million in debt, for a total reduction of $377 million since 2020.

We are a premier private brand tissue manufacturer and producer of high-quality paperboard products. Our products can provide more sustainable alternatives to products made from non-renewable resources. 2022 was a year of solid performance with continued strong results in paperboard and improvements in tissue. Overall net sales were up 17% to $2.1 billion and net income was $46 million or $2.68 per diluted shares, up from a net loss in 2021.

Our pulp and paperboard division generated $1.1 billion in net sales, a 20% increase over 2021 results. Our consumer products segment tracked similar growth year over year, generating $950 million in net sales, a 14% increase over 2021.

In 2022 we continued to execute on our near-term strategy to prioritize free cash flow while paying down debt. In that respect, in 2022, we reduced net debt by $108 million for a total reduction of $377 million since 2020.

CORPORATE SOCIAL RESPONSIBILITY (CSR) AND ENVIRONMENTAL HIGHLIGHTS

Clearwater Paper's Board and management carefully consider the impact our decisions have beyond our bottom line. Our commitment to the environment, the communities in which we do business, and the health, safety and equal opportunity for all of our employees is the foundation of our long-term success. We are proud to highlight this commitment in the Corporate Responsibility section of this proxy and in our Corporate and Social Responsibility report, which can be found on our website at *www.clearwaterpaper.com* under "Sustainability." The Corporate and Social Responsibility report was updated in 2022 and includes our goals to reduce greenhouse gas emissions and diversity goals.

We completed our second report, extended form, through the Carbon Disclosure Project (CDP), with disclosure of our greenhouse gas (GHG) emissions. In 2022, we submitted a 30% GHG emission reduction by 2030 goal to the Science Based Targets initiative (SBTi). In the year reported, 2021, we completed 6 energy efficiency projects, requiring an aggregate capital investment of $2.39 million to reduce overall energy consumption, emissions and operating expenses. We also reduced our water usage by 8% from 2020 and continue to clean and redeploy a majority of our water to its original source. We continue working with a globally recognized sustainability consultant to help us analyze and reduce our scope 1, 2 and 3 GHG emissions.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File Number: 001-34146

CLEARWATER PAPER®

CLEARWATER PAPER CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**20-3594554**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
601 West Riverside, Suite 1100	
Spokane, WA	**99201**
(Address of principal executive offices)	**(Zip Code)**

(509) 344-5900

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock ($0.0001 par value per share)	**CLW**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

As of June 30, 2022, the aggregate market value of the common stock held by non-affiliates was $558.3 million.

As of February 12, 2023, 16,761,869 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the 2023 Annual Meeting of Stockholders to be held on May 11, 2023 are incorporated by reference in Part III of this Form 10-K.

CLEARWATER PAPER CORPORATION
Index to Form 10-K

Part I

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Our disclosure and analysis in this report contains, in addition to historical information, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding production quality and quantity; our strategy; competitive market conditions; raw materials and input usage and costs, including energy costs and usage; our operations and expectations; cash flows; capital expenditures; compliance with our loan and financing agreements; tax rates; debt repayments; operating costs; selling, general and administrative expenses; timing of and costs related to major maintenance, construction, and repairs; liquidity; benefit plan funding levels; tax benefits related to worthless stock deduction; stockholder equity; capitalized interest; expected inflation costs; interest expenses; and legal proceedings. Words such as “anticipate,” “expect,” “intend,” “plan,” “target,” “project,” “believe,” “schedule,” “estimate,” “may,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are based on management’s current expectations, estimates, assumptions and projections that are subject to change. Our actual results of operations may differ materially from those expressed or implied by the forward-looking statements contained in this report. Important factors that could cause or contribute to such differences in operating results include those risks discussed in Item 1A of this report, as well as the following:

- competitive pricing pressures for our products, including as a result of capacity additions, demand reduction and the impact of foreign currency fluctuations on the pricing of products globally;
- changes in the U.S. and international economies and in general economic conditions in the regions and industries in which we operate;
- manufacturing or operating disruptions, including equipment malfunctions and damage to our manufacturing facilities;
- the loss of, changes in prices in regard to, or reduction in, orders from a significant customer;
- changes in the cost and availability of wood fiber and wood pulp;
- changes in energy, chemicals, packaging and freight costs and disruptions in transportation services impacting our ability to receive inputs or ship products to customers;
- reliance on a limited number of third-party suppliers, vendors and service providers required for the production of our products and our operations;
- changes in customer product preferences and competitors' product offerings;
- cyber-security risks;
- larger competitors having operational, financial and other advantages;
- consolidation and vertical integration of converting operations in the paperboard industry;
- our ability to successfully execute capital projects and other activities to operate our assets, including effective maintenance, implement our operational efficiencies and realize higher throughput or lower costs;
- IT system disruptions and IT system implementation failures;
- labor disruptions;
- cyclical industry conditions;
- changes in expenses, required contributions and potential withdrawal costs associated with our pension plans;
- environmental liabilities or expenditures and climate change;
- our ability to attract, motivate, train and retain qualified and key personnel;
- ability to service our debt obligations and restrictions on our business from debt covenants and terms;
- changes in our banking relations, or in our customer supply chain financing negative changes in our credit agency ratings; and
- changes in laws, regulations or industry standards affecting our business.

Forward-looking statements contained in this report present management’s views only as of the date of this report. Except as required under applicable law, we do not intend to issue updates concerning any future revisions of management’s views to reflect events or circumstances occurring after the date of this report. You are advised, however, to consult any further disclosures we make on related subjects in our quarterly reports on Form 10-Q and current reports on Form 8-K filed with the Securities and Exchange Commission, or SEC.

ABOUT THIRD PARTY INFORMATION

In this annual report on Form 10-K, we rely on and refer to information regarding industry data obtained from market research, publicly available information, industry publications, U.S. government sources, and other third parties. Although we believe the information is reliable, we cannot guarantee the accuracy or completeness of the information and have not independently verified.

ITEM 1. Business

GENERAL

We are a premier manufacturer and supplier of bleached paperboard and consumer and parent roll tissue. We supply bleached paperboard to quality-conscious printers and packaging converters, and offer services that include custom sheeting, slitting and cutting. We supply private branded tissue to major retailers, including grocery, club, mass merchants and discount stores.

BUSINESS SEGMENTS

We have two business segments: Pulp and Paperboard and Consumer Products. Sales for these segments for the last three years are included in the table below:

	Year Ended December 31,			Increase (decrease)	
(In millions)	2022	2021	2020	2022-2021	2021-2020
Pulp and Paperboard	$ 1,136.3	$ 946.0	$ 877.1	20.1 %	7.8 %
Consumer Products	950.2	835.0	1,018.5	13.8 %	(18.0)%
Eliminations	(6.4)	(8.4)	(27.0)	(22.8)%	(69.0)%
	$ 2,080.1	$ 1,772.6	$ 1,868.6	17.3 %	(5.1)%

Pulp and Paperboard Segment

Our Pulp and Paperboard segment markets and manufactures bleached paperboard for the high-end segment of the packaging industry and is a leading producer of Solid Bleached Sulfate (SBS) paperboard. This segment produces hardwood and softwood pulp, which is primarily used as the basis for our paperboard products or transferred to our Consumer Products segment. Minor amounts of pulp are sold to outside customers. We believe we are one of the five largest producers of bleached paperboard in North America with approximately 16% of the available U.S. production capacity in 2022. We also provide custom sheeting, slitting and cutting of paperboard products.

SBS paperboard is a premium paperboard grade that is most frequently used to produce folding cartons, liquid packaging, cups and plates, blister and carded packaging, top sheet and commercial printing items. SBS paperboard is used for such products because it is manufactured using virgin fiber combined with the kraft bleaching process, which results in superior cleanliness, brightness and consistency. SBS paperboard is often manufactured with a clay coating to provide superior surface printing qualities.

In general, the process of making paperboard begins by chemically cooking wood fiber to make pulp. The pulp is bleached to provide a white, bright pulp, which is formed into paperboard. Bleached pulp that is to be used as market pulp is dried and baled on a pulp drying machine, bypassing the paperboard machines. The various grades of paperboard are wound into rolls for converting to final end users. Liquid packaging and cup stock grades are coated in a separate operation to create a resistant and durable liquid barrier.

Folding carton is the largest portion of the SBS category of the North America paperboard industry. Within the folding carton segment, there are varying qualities of SBS paperboard, as well as competing paperboard substrates that can be substituted for SBS. We focus on the high end of the folding carton category which requires a premium print surface and includes uses such as packaging for pharmaceuticals, cosmetics and other premium retail goods. This generally provides for differentiation resulting in margins that are more attractive than less demanding folding carton applications.

Liquid packaging paperboard is used in rigid containers including juice, milk and wine sold in supermarket retail channels. Our liquid packaging paperboard is known for its cleanliness and printability, and is engineered for long-lived performance due to its three-ply, softwood construction. Our reputation for producing liquid packaging meets the most demanding standards for paperboard quality and cleanliness, where consumers have a particular tendency to associate blemish-free, vibrant packaging with the cleanliness, quality and freshness of the liquids contained inside.

Cup and plate category is primarily converted into packaging for premium ice cream, hot and cold cups used in quick service channels and commodity focus plates. Our cup and plate board is used in a mixture of premium and commodity applications.

Other applications include carded packaging for blister board alternatives (e.g. batteries and lip stick) and bleached bristols which are used to produce premium printing heavyweight paper grades used in commercial application. Bristols can be clay coated on one side or both sides for applications such as brochures, presentation folders and paperback book covers.

With the exception of our capability to supply just-in-time sheeting and narrow rolls, we do not produce converted paperboard end-products, so we are not simultaneously a supplier of and a competitor to our customers in key market segments, notably folding carton and cup. Of the five largest SBS paperboard producers in the United States, we are the only producer that does not convert SBS paperboard into folding cartons, cups, plates or liquid packaging end-use products.

We can convert paperboard parent rolls to flat sheets and narrow rolls, which expands our in-market service capabilities and allows us to support small and mid-sized folding carton converters that buy sheeted paperboard to convert into packaging end-products. Providing a service platform in this way expands the key folding carton segment of our business and does not compete with our customers in other key market segments.

We utilize various methods for the sale and distribution of our paperboard. The majority of our paperboard is sold to packaging converters in North America through sales managers located throughout the United States, with a smaller percentage channeled through distribution to commercial printers. We directly sell sheeted paperboard products to folding carton converters, merchants and commercial printers. Our principal methods of competing are product quality, customer service and price.

Consumer Products Segment

Our Consumer Products segment sells and produces a complete line of at-home tissue products. Our integrated manufacturing and converting operations and geographic footprint enable us to deliver a broad range of cost-competitive products with brand equivalent quality to our customers. We also sell minor amounts of parent rolls. Prior to the closure of our Neenah, Wisconsin facility in July 2021, we sold away from home (AFH) products and performed limited contract manufacturing.

The U.S. at-home tissue segment consists of bath, paper towels, facial and napkin products categories. Each category is further distinguished according to quality segments: ultra, premium, value and economy. As a result of manufacturing process improvements and consumer preferences, the majority of at-home tissue sold in the United States is ultra and premium quality. At-home tissue producers are comprised of companies that manufacture branded tissue products, private branded tissue products, or both. Branded tissue suppliers manufacture, market and sell tissue products under their own nationally branded labels. Private branded tissue producers manufacture tissue products for retailers to sell as their store brand. We estimate that private brands comprise approximately one third of the total U.S. tissue market.

We believe that we are the only U.S. consumer tissue manufacturer that solely produces a full line of quality private branded tissue products for large retail trade channels with a national footprint. We believe we are able to offer products that match the quality of leading national brands, but generally at lower prices. We sell a combination of ultra and premium products as well as compete with value categories. Value grade products utilizing recycled fiber are also produced for customers who wish to further diversify their product portfolio. We utilize independent companies to routinely test our product quality. We believe we accounted for 5% of the overall U.S. at-home market in 2022, including branded and private branded products,

We sell tissue products through our own sales force and compete based on product quality, customer service and price. We deliver customer-focused business solutions by assisting in managing product assortment, category management and pricing and promotion optimization.

INPUT COSTS

During 2022, we saw significant increases in costs across our businesses.

Raw Materials

Wood fiber is our principal raw material, which consists of chips, sawdust and logs. We own and operate a wood chipping facility which we believe bolsters our wood fiber position and provides short-term and long-term cost savings.

Additionally, we procure a portion of our pulp requirements. Annually, we purchase approximately 315,000 short tons of pulp, the majority of which is bleached hardwood pulp, on the open market through long-term contracts or market transactions. Our Pulp and Paperboard segment purchases approximately 60,000 short tons and our Consumer Products segment purchases approximately 255,000 short tons. The remaining pulp needs for our Consumer Products segment are supplied internally by our Pulp and Paperboard segment.

In addition to wood fiber, we utilize a significant amount of chemicals in the production of pulp and paper, including caustic, polyethylene, starch, sodium chlorate, latex and specialty process paper chemicals. A portion of the chemicals used in our manufacturing processes, particularly in the pulp-making process, are petroleum-based or are impacted by petroleum prices.

Freight

Freight is a significant cost input for our business. Fuel prices, mileage driven and line-haul rates impact our freight costs for delivery of raw materials to our manufacturing facilities, internal inventory transfers and delivery of our finished products to customers.

Energy

We consume substantial amounts of energy, such as electricity, hog fuel, steam and natural gas. We purchase a significant portion of our natural gas and electricity under supply contracts, most of which are between a specific facility and a specific local provider. Under most of these contracts, the providers have agreed to provide us with our requirements for a particular type of energy at a specific facility. Most of these contracts have pricing mechanisms that adjust or set prices based on current market conditions.

SEASONALITY

Our Consumer Products segment can experience a decrease in shipments during the fourth quarter as a result of retail holiday promotions. In addition, customer buying patterns for our paperboard generally result in lower sales for certain grades of our Pulp and Paperboard segment during the first and fourth quarters, compared to the second and third quarters of a given year.

CLIMATE CHANGE

Climate change is an important issue to the public, governmental authorities and various other stakeholders, and is a high priority issue for our business. Our continuing efforts to incorporate climate risk and opportunity into our core business strategy and disclosure include:

- Governance - Incorporating ESG issues, including climate-related topics, into quarterly Board meetings.
- Strategy - Creating GHG targets intended to align to and be validated by the Science Based Targets initiative (SBTi).
- Risk & Opportunity - Integrating climate change related risk into our enterprise risk management program, which provides a systematic approach to identifying and understanding risks to the company that might arise from changes in regulation and physical or operational events.

We have voluntarily provided disclosure and established targets with respect to climate change. Satisfying these targets has increased and may continue to increase our capital and operational costs. Achievement of these targets is subject to various risks and uncertainties and there is no assurance that our actions or investments will meet investor expectations or any applicable legal standards regarding sustainability. Our failure to meet these climate targets could adversely impact our reputation which could adversely impact our business. Moreover, our voluntarily establishment and disclosure of these targets may put us at a competitive disadvantage.

Metrics & Targets

- Committing to 2030 targets to reduce Scope 1 and Scope 2 GHG emissions by 30% and Scope 3 GHG emissions by 25%.
- We are developing a new water conservation and effluent reduction target consistent with our understanding of the best available climate science.
- We are also expanding our recyclable, compostable or marine-degradable grades to represent more than 10% of our total SBS cupstock manufacturing by 2030.
- Additionally, the kraft paper manufacturing processes at our Idaho and Arkansas mills generate organic components from wood chips that we use as a renewable fuel to generate steam which is converted to electricity, reducing the need for external energy or fuel.

Additional information regarding our GHG targets and strategy are available in our 2022 Sustainability Report, which we prepared in accordance with the Global Reporting Initiative (GRI) Standards Core Option. Our sustainability reports are available on our website at www.clearwaterpaper.com/sustainability. The information contained in these sustainability reports is not incorporated by reference into this Form 10-K and should not be considered part of this or any other report that we file with or furnish to the SEC.

GOVERNMENTAL

For a discussion of the uncertainties and business risks associated with the environmental regulations, see Part I, Item 1A, "Risk Factors—Risks Related to Our Business Operations and the Markets in Which We Operate — We are subject to significant environmental regulations and environmental compliance expenditures, which could increase our costs and subject us to liabilities" including information regarding environmental matters under Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this report, and which is incorporated herein by reference.

WEBSITE

Interested parties may access our periodic and current reports filed with the SEC, at no charge, by visiting our website, www.clearwaterpaper.com. In the menu select “Investor Relations,” then select “Financial Information & SEC Filings.” Information on our website is not part of this report.

HUMAN CAPITAL

Our core values of Commitment, Collaboration, Communication, Courage, and Character are the foundation that define our culture and guide our operations to ensure that we protect, develop, and support our most critical stakeholders – our employees, customers, and communities. We apply these core values throughout our organization with key focus areas of safety and human capital management (including diversity, equity, and inclusion) as discussed below.

Safety

The health and safety of our employees is our highest priority. We aspire to achieve zero workplace injuries and provide a safe, open, and accountable work environment for our employees. We have a dedicated Environmental, Health and Safety (EH&S) team that is tasked with promoting safe working practices, monitoring incidents, and working to reduce risks to our employees. Our EH&S team compiles and publishes regular safety results and leverages this information to implement enhanced safety procedures and training across our operations. We provide several channels for all employees to speak up, ask for guidance, and report concerns related to ethics or safety violations. We address employee concerns and take appropriate actions that uphold our core values.

Human Capital Management

Our approximately 3,000 employees are instrumental to delivering on our commitments to our customers and securing long term success for our organization. We actively work to attract and retain the best-qualified talent by offering competitive benefits, including market-competitive compensation, healthcare, paid time off, parental leave, retirement benefits, tuition assistance, employee skills development and leadership development. We have deployed training and development programs across our organization to invest in the professional growth of our people.

We believe that a sustained commitment to diversity, equity and inclusion makes us a stronger organization. We are dedicated to fostering and sustaining an environment where our teammates are valued for their unique backgrounds, knowledge, skills, and experiences. We are currently in the process of executing of a multiple year diversity, equity and inclusion plan dedicated to prioritizing and furthering our efforts.

As of December 31, 2022, approximately 1,250 of our employees are covered under collective bargaining agreements. Unions represent hourly employees at two of our manufacturing sites. For a discussion of the uncertainties and business risks associated with employee relations, see Part I, Item 1A, "Risk Factors—Risks Related to Our Business Operations and the Markets in Which We Operate — Our business and financial performance may be harmed by future labor disruptions."

ITEM 1A. Risk Factors

Our business, financial condition, results of operations and liquidity are subject to various risks and uncertainties, including those described below, and as a result, the trading price of our common stock could decline.

RISKS RELATED TO OUR BUSINESS OPERATIONS AND THE MARKETS IN WHICH WE OPERATE

Increases in tissue supply, particularly in the premium and ultra categories, could adversely affect our operating results and financial condition.

Over the past few years, several new tissue paper machines and converting assets have been completed or announced by us and by our competitors, including private label competitors, which has resulted and will continue to result in a substantial increase in the supply of tissue in the North American market across various product quality grades. If demand for private label tissue products in the North American market does not increase commensurate with the increased capacity, resulting in a lower capacity utilization for private label tissue producers, product pricing and margins could be depressed. When capacity utilization is low, pricing and margins could be further depressed by increases in our input costs and increased buying power from our retail customers, many of which have and continue to consolidate.

Cyclical industry conditions have in the past affected and may continue to adversely affect the operating results and cash flows of our Pulp and Paperboard business.

Our Pulp and Paperboard business has historically been affected by cyclical market conditions. We may be unable to sustain pricing in the face of weaker demand, and weaker demand may in turn cause us to take production downtime. In addition to lost revenue from lower shipment volumes, production downtime causes unabsorbed fixed manufacturing costs due to lower production levels. Our results of operations and cash flows may be materially adversely affected in a period of prolonged and significant market weakness. We are not able to predict market conditions or our ability to sustain pricing and production levels during periods of weak demand.

The loss of, or a significant reduction in, orders from, or changes in prices in regard to, any of our large customers could adversely affect our operating results and financial condition.

We derive a substantial amount of revenues from a concentrated group of customers. Our top 10 customers accounted for 48% of sales in 2022. If we lose any of these customers or a substantial portion of their business or if the terms of our relationship with any of them becomes less favorable to us, our net sales would decline, which would harm our results of operations and financial condition. We have experienced increased price and promotion competition in our consumer products business, and this competition has decreased our gross margins and adversely affected our financial condition. We generally do not have long-term contracts with many of our customers that ensure a continuing level of business from them. In addition, our agreements with our customers, including our largest customers, are not exclusive and generally do not contain minimum volume purchase commitments. Our relationship with our largest and most important customers will depend on their needs for quality products and services, and our ability to continue to meet these needs at competitive prices. Some of our customers have the capability to produce the parent rolls or products that they purchase from us. If we lose one or more of our large customers or if we experience a significant decline in the level of purchases by any of them, we may not be able to quickly replace the lost business volume and our operating results and business could be harmed.

We incur significant expenses to maintain our manufacturing equipment and any interruption in the operations of our facilities may harm our operating performance.

We regularly incur significant expenses to maintain our manufacturing equipment and facilities. The machines and equipment that we use to produce our products are complex, interdependent, have many parts and some are run on a continuous basis. We must perform routine maintenance on our equipment and will have to periodically replace a variety of parts such as motors, pumps, pipes and electrical parts. In addition, our pulp and paperboard facilities require periodic shutdowns to perform major maintenance, during which we may discover additional maintenance or equipment issues that need to be addressed. These scheduled shutdowns of facilities result in decreased sales and increased costs in the periods in which they occur and could result in unexpected operational issues during the restart of a facility or in future periods as a result of changes to equipment and operational and mechanical processes made during the shutdown period. For example, during a major maintenance project at our Idaho facility in the fourth quarter of 2022, we experienced a number of unexpected issues that extended the shutdown period, resulted in greater costs, and decreased production and sales.

Unexpected production disruptions could cause us to shut down or curtail operations at any of our facilities. Disruptions could occur due to any number of circumstances, including prolonged power outages, mechanical or process failures, shortages of raw materials, natural catastrophes, disruptions in the availability of transportation, labor disputes, cyber attacks and malware, terrorism, changes in or non-compliance with environmental or safety laws, and the lack of availability of services from any of our facilities' key suppliers. For example, in the fourth quarter of 2022, we experienced production disruptions at our Arkansas facility related to a mechanical failure in the paper machine that resulted in downtime and curtailed production rates. Additionally, in both 2020 and 2021, severe weather events resulted in the shutdown or curtailment of operations at our Arkansas mill. Any facility shutdowns may be followed by prolonged startup periods, regardless of the reason for the shutdown. Those startup periods could range from several days to several weeks, depending on the reason for the shutdown and other factors. Any prolonged disruption in operations at any of our facilities could cause significant lost production, which would have a material adverse effect on our results of operations.

We depend on external sources of wood pulp and wood fiber for a significant portion of our tissue production, which exposes our business and results of operations to potentially significant fluctuations in the price of market pulp and wood fiber.

Our Consumer Products segment sources a significant portion of its wood pulp requirements from external suppliers, which exposes us to price fluctuation. For 2022, we sourced 70% of our Consumer Product segment pulp requirements (or 30% overall) of our pulp from external sources. Pulp prices can, and have, changed significantly from one period to the next. The volatility of pulp prices can adversely affect our earnings if we are unable to pass cost increases on to our customers or if the timing of any price increases for our products significantly trails the increases in pulp prices.

Wood fiber is the principal raw material used to create wood pulp, which in turn is used to manufacture our pulp and paperboard products and consumer products. Wood fiber pricing is subject to regional market influences, and our cost of wood fiber may increase in the areas our pulp and paperboard facilities are located due to market shifts in those regions. For example, much of the wood fiber we use in our pulp manufacturing process in Lewiston, Idaho, is the by-product of sawmill operations. As a result, the price of these residual wood fibers is affected by operating levels in both the pulp and paper and lumber industries, which in the case of the latter is impacted by regional new home construction. During the past decade, many sawmills in the western United States have closed or curtailed operations or their operations have been consolidated. Further, the expansion of operations and production of other paper mills and wood pellet manufacturers in the Inland Northwest region of the United States has increased the demand and price for wood fiber. Additionally, the ability of paper and wood pellet mills in British Columbia to acquire wood fiber from the U.S. Inland Northwest region with limited to no reciprocal ability by U.S. mills to acquire wood fiber from British Columbia, reduces the supply of, and increases the costs for, wood fiber. The price of wood fiber in the Pacific Northwest is expected to remain volatile. Our Arkansas pulp and paperboard facility relies on whole log chips for a significant portion of its wood fiber, the supply of which can be negatively affected by regional demand from other paper or wood product manufacturing facilities as well as adverse weather conditions.

The primary source for wood fiber is timber, the availability of which may be limited by adverse weather, fire, insect infestation, disease, ice storms, windstorms, flooding and other natural and man-made causes, thereby reducing supply and increasing prices.

The effects on market prices for wood fiber resulting from various governmental programs involving tax credits or payments related to biomass and other renewable energy projects or from environmental litigation or regulation are uncertain and could result in a reduction in the supply of wood fiber available for our pulp and paperboard manufacturing operations. Additionally, wood pellet facilities or fluff pulp facilities can increase demand and prices for wood fiber. If we and our pulp suppliers are unable to obtain wood fiber at favorable prices or at all, our costs will increase and our operations and financial results may be harmed.

Disruptions in transportation services or increases in our freight costs could have a material adverse effect on our business.

Our business is dependent on transportation services to deliver our products to our customers and to deliver raw materials to us as well as for intercompany shipments of parent rolls. Shipments of products and raw materials may be delayed or disrupted due to weather conditions, labor shortages or strikes, regulatory actions or other events. If our transportation providers are unavailable or fail to deliver our products in a timely manner, we may incur increased costs and we may be unable to manufacture and deliver our products on a timely basis. For example, in 2022, we experienced both difficulties in procuring sufficient transportation for intercompany and external shipments as well as significant increases in freight costs due to a number of factors.

The costs of these transportation services are also affected by geopolitical, economic and weather-related events. We have not been able in the past, and may not be able in the future, to pass along part or all of any fuel price increases to customers. If we are unable to increase our prices because of increased fuel or freight costs, our gross margins may be materially adversely affected.

The cost of chemicals and energy needed for our manufacturing processes significantly affects our results of operations and cash flows.

We use a variety of chemicals in our manufacturing processes, including petroleum-based polyethylene and certain petroleum-based latex chemicals. Prices for these chemicals have been and are expected to remain volatile. In addition, chemical suppliers that use petroleum-based products in the manufacture of their chemicals may, due to supply shortages and cost increases, ration the amount of chemicals available to us, and therefore we may not be able to obtain at favorable prices the chemicals we need to operate our business, if we are able to obtain them at all.

Our manufacturing operations also utilize large amounts of electricity and natural gas. Energy prices have fluctuated widely over the past decade, which in turn affects our operational costs. We purchase on the open market a substantial portion of the natural gas necessary to produce our products, and, as a result, the price and other terms of those purchases are subject to change based on factors such as worldwide supply and demand, geopolitical events, government regulation, weather, interruptions in pipeline and other delivery systems and natural disasters. Our energy costs in future periods will depend principally on our ability to produce a substantial portion of our electricity needs internally, on changes in market prices for natural gas and on reducing energy usage. Any significant energy shortage or significant increase in our energy costs in circumstances where we cannot raise the price of our products could have a material adverse effect on our results of operations. Any disruption in the supply of energy could also affect our ability to meet customer demand in a timely manner and could harm our reputation and our business.

We rely on a limited number of third-party suppliers, vendors and service providers required for the production of our products and our operations.

Our dependence on a limited number of third-party suppliers, and the challenges we may face in obtaining adequate supplies of raw materials, involve several risks, including limited control over pricing, availability, quality and delivery schedules. Limitations on the availability of, and subsequent increases in, the costs of raw materials, could have an adverse effect on our financial results. We cannot be certain that our current suppliers will continue to provide us with the quantities of these raw materials that we require or will continue to satisfy our anticipated specifications and quality requirements. Any supply interruption in limited raw materials could materially harm our ability to manufacture our products until a new source of supply, if any, could be identified and qualified. Although we believe there are other suppliers of these raw materials, we may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms.

We also depend on a limited number of third-party vendors for certain of our operating equipment and spare parts as well as service providers. Any performance failure on the part of our suppliers or vendors could interrupt production of our products, which would have a material adverse effect on our business.

Competitors' branded products and private label products could have an adverse effect on our financial results.

Our tissue products compete with well-known, branded products, as well as other private label products. Our business may be harmed by new product offerings by competitors, the effects of consolidation within retailer and distribution channels and price competition from companies that may have greater financial resources than we do. If we are unable to offer our existing customers, or new customers, tissue products comparable to branded products or other companies' private label products in terms of quality, customer service and/or price, we may lose business or we may not be able to grow our existing business, and we may be forced to sell lower-margin products, all of which could negatively affect our financial condition and results of operations.

Larger competitors have operational and other advantages over our operations.

The markets for our products are highly competitive, and companies that have substantially greater financial resources compete with us in each market. Some of our competitors have advantages over us, including lower raw material and labor costs and better access to the inputs of our products.

Our Consumer Products business faces competition from companies that produce the same type of products that we produce or that produce alternative products that customers may use instead of our products. Our Consumer Products business competes with the branded tissue products producers, such as Procter & Gamble, and branded label producers who manufacture branded and private label products, such as Georgia-Pacific and Kimberly-Clark. These companies are far larger than us, have more sales, marketing and research and development resources than we do, and enjoy significant cost advantages due to economies of scale. In addition, because of their size and resources, these companies may foresee market trends more accurately than we do and develop new technologies that render our products less attractive or obsolete.

Our ability to successfully compete in the pulp and paperboard industry is influenced by a number of factors, including manufacturing capacity, general economic conditions and the availability and demand for paperboard substitutes. Our Pulp and Paperboard business competes with WestRock, Georgia-Pacific, Graphic Packaging, Pactiv Evergreen and other international producers, most of whom are much larger than us. Any increase in manufacturing capacity by any of these or other producers could result in overcapacity in the pulp and paperboard industry, which could cause downward pressure on pricing.

Increases in paperboard supply could adversely affect our operating results and financial condition.

Increased production by foreign manufacturers may result in increased competition in the North American paperboard markets from direct sales by foreign competitors into these markets or increased competition in the United States as domestic manufacturers seek increased U.S. sales to offset displaced overseas sales caused by increased sales by foreign suppliers into Asia and European markets. Furthermore, customers could choose to use types of paperboard that we do not produce or could rely on alternative materials, such as plastic, for their products. An increased supply of or demand for any of these products could cause us to lower our prices or lose sales to competitors, either of which could have a material adverse effect on our results of operations and cash flows.

Several significant investments in paperboard manufacturing facilities in North America and globally have been announced which could significantly increase the production and supply of SBS and FBB paperboard. One competitor has announced the first meaningful investment in FBB paperboard production in the North American market, which could have a cost of production advantage over SBS producers. We currently only produce SBS paperboard. If demand for SBS paperboard does not increase commensurate with the increased SBS and FBB supply, resulting in lower capacity utilization, the price of SBS and FBB paperboard could be materially and adversely effected. In addition, the production of FBB paperboard could result in the displacement of demand for SBS in the North American and export markets, which could adversely affect the demand and market price for SBS paperboard

Changing retail purchasing patterns have increased the need to increase operating efficiencies and diversify our customer base and sales channels.

We have historically sold a majority of our consumer tissue products through retail grocery stores. These and other traditional retail outlets are facing increasingly intense competition from supercenters, club stores, wholesale grocers, drug, dollar, variety and specialty stores. We also face increasingly intense competition from competitors who have incorporated the internet as a direct-to-consumer channel and internet-only providers that sell tissue and other grocery products. The intense competition faced by our customers has resulted in increased efforts by them to reduce costs from suppliers like us and requires that we become more cost efficient to maintain our market share and profitability. The changing retail landscape also requires that we develop and maintain relationships with a wider variety of retailers and retail channels to succeed in this dynamic environment, which can decrease our supply network efficiency and increase our costs.

Consolidation in the North American paperboard and converting industry may adversely affect our business.

The ongoing consolidation of paperboard and paperboard converting businesses, including through the acquisition and integration of such converting businesses by larger competitors of ours, could result in a loss of customers and sales in our pulp and paperboard business. A loss of paperboard customers or sales as a result of consolidations and integrations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business and financial performance may be harmed by future labor disruptions.

As of December 31, 2022, approximately 1,250 of our full-time employees were represented by unions under collective bargaining agreements. As these agreements expire, we may not be able to negotiate extensions or replacement agreements on terms acceptable to us. In 2023, a collective bargaining agreement for hourly employees at our Lewiston facility, which affects approximately 30 employees, will expire. Any failure to reach an agreement with one of the unions may result in strikes, lockouts, work slowdowns, stoppages or other labor actions, any of which could have a material adverse effect on our operations and financial results.

We rely on information technology in critical areas of our operations, and a disruption relating to such technology could harm our financial condition.

We use information technology, or IT, systems in various aspects of our operations, including enterprise resource planning, management of inventories, manufacturing, supply chain and customer sales. We have different legacy IT systems that we are continuing to integrate, upgrade and move to the cloud. If one of these systems were to fail or cause operational or reporting interruptions, or if we decide to change these systems or hire outside parties to provide these systems, we may suffer disruptions, which could have a material adverse effect on our manufacturing and sales operation, results of operations and financial condition. In addition, we may underestimate the costs, complexity and time required to develop and implement new systems and operating technology systems that control our manufacturing equipment and facilities and are embedded in our plant networks.

We face cyber-security risks.

Our business operations rely upon secure information technology systems for data capture, processing, storage and reporting. Despite careful security and controls design, implementation and updating, our information technology systems or plant networks could become subject to cyber-attacks. Network, system, application and data breaches could result in operational disruptions or information misappropriation, which could result in lost sales, production interruption, business delays, negative publicity, and could have a material adverse effect on our business, results of operations and financial condition.

We are subject to significant environmental regulation and environmental compliance expenditures, which could increase our costs and subject us to liabilities.

We are subject to various federal, state and foreign environmental laws and regulations concerning, among other things, water discharges, air emissions, hazardous material and waste management and environmental cleanup. Environmental laws and regulations continue to evolve and we may become subject to increasingly stringent environmental standards in the future, particularly under laws and standards related to air quality, water quality, product composition and climate change issues. In particular, greenhouse gas emissions have increasingly become the subject of political and regulatory focus and this may lead to changes in legislative and regulatory initiatives directed at limiting greenhouse emissions. Increased regulatory activity at the state, federal and international level is possible regarding climate change as well as other emerging environmental issues associated with our manufacturing sites and products, such as water quality standards or dam breaching for purposes of aiding salmon recovery in the Pacific Northwest or recycling. Such new public policy or compliance with regulations that implement new public policy in these areas might require significant expenditures on our part or even the curtailment of certain of our manufacturing operations.

We could also incur substantial fines or sanctions, enforcement actions, damage claims, cleanup costs, third-party claims for property damage and personal injury, and reputational harm as a result of violations of, or liabilities under, environmental laws, regulations, codes and common law. The amount and timing of environmental expenditures is difficult to predict, and, in some cases, liability may be imposed without regard to contribution or to whether we knew of, or caused, the release of hazardous substances.

We are required to comply with environmental laws and the terms and conditions of multiple environmental permits. In particular, the pulp and paper industry in the United States is subject to several performance based rules associated with effluent and air emissions as a result of certain of its manufacturing processes. Federal, state and local laws and regulations require us to routinely obtain authorizations from and comply with the evolving standards of the appropriate governmental authorities, which have considerable discretion over the terms of permits. Failure to comply with environmental laws and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing our operations or requiring us to take corrective measures, install pollution control equipment, or take other remedial actions, such as product recalls or labeling changes. We also may be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. There can be no assurance that future environmental permits will be granted or that we will be able to maintain and renew existing permits, and the failure to do so could have a material adverse effect on our results of operations, financial condition and cash flows.

We own properties, conduct or have conducted operations at properties, and have assumed indemnity obligations for properties or operations where hazardous materials have been or were used for many years, including during periods before careful management of these materials was required or generally believed to be necessary. Consequently, we will continue to be subject to risks under environmental laws that impose liability for historical releases of hazardous substances and to liability for other potential violations of environmental laws or permits at existing sites or ones for which we have indemnity obligations.

We may be subject to operational and financial climate change risks

Extreme, weather-related events caused by climate change, such as prolonged, extreme high or low temperatures, extreme storms, floods and decreased or curtailed water supplies, could result in physical damage to our facilities and operations. Such events may also result in supply chain disruptions and increased costs. For example, in both 2020 and 2021, extreme weather events resulted in the curtailment of operations at our Arkansas mill. The ability to harvest the wood fiber used in our manufacturing operations may be limited, and prices could become volatile, because of variations in weather, wildfires, and climate conditions. Damage or disruptions we may incur because of climate-related risks could have a material adverse effect on our manufacturing and sales operations, results of operations and financial condition. In addition, we may underestimate the costs, complexity and time required to develop and implement mitigation efforts to address potential climate change impacts.

Our capital expenditures may not achieve the desired outcomes or may be achieved at a higher cost than anticipated.

We regularly make capital expenditures and many of our capital projects are complex, costly, and implemented over an extended period of time. We may experience higher expenditures than anticipated for particular capital projects as well as unanticipated business disruptions, and we may not achieve the desired benefits from a given project, any of which could adversely affect our business, financial condition, results of operations and cash flows. In addition, disputes between us and contractors who are involved with implementing capital projects could lead to time-consuming and costly litigation.

We may face demand, supply, and operational challenges associated with effects of a disease outbreak, including epidemics, pandemics, or similar widespread public health concerns.

Our business and financial results may be negatively impacted by health epidemics, pandemics and similar widespread public health concerns or outbreaks. Despite our efforts to manage these impacts, their ultimate impact also depends on factors beyond our knowledge or control, including the duration and severity of any such outbreak and actions taken to contain its spread and mitigate its public health effects.

RISK RELATED TO OUR EMPLOYEE PLANS

We may be required to pay material amounts under multiemployer pension plans; the plans in which we participate are in "critical and declining" or "critical" financial status and this subjects us to potential liabilities, particularly if we withdraw from a plan.

We contribute to two multiemployer pension plans. The amount of our annual contributions to these plans is negotiated with the union representing our employees covered by a plan. In 2022, we contributed approximately $5.7 million to these plans. If in future years we continue to participate in these plans, we may be required to make increased annual contributions in amounts that are difficult to predict and potentially beyond our control, which would reduce the cash available for business and other needs. The decision whether to continue to participate in these multiemployer plans does not rest solely with us; rather, it is negotiated as part of the collective bargaining agreements with labor unions that participate in these plans. There are risks associated with both continuing to participate in multiemployer plans and with withdrawing from multiemployer plans.

If we were to withdraw partially or completely from a multiemployer plan that is underfunded, we would be liable for a proportionate share of that plan's unfunded vested benefits as required by law. This is called a withdrawal liability. The amount of withdrawal liability assessable to us if we were to withdraw in a future year is difficult to predict and largely beyond our control. For example, if any other contributing employer withdraws from a multiemployer plan that is underfunded, and the withdrawing employer cannot satisfy its withdrawal liability, then the proportionate share of the plan's unfunded vested benefits that would be allocable to us and to the other remaining contributing employers would increase.

One of the multiemployer pension plans to which we contribute, the IAM National Pension Fund, or IAM NPF, elected to be certified to be in "critical status" for the plan year beginning January 1, 2019. If we were to withdraw from IAM NPF, either completely or partially, we would incur a statutory withdrawal liability based on our proportionate share of IAM NPF's unfunded vested benefits. Based on information available to us, as well as information provided by IAM NPF, and reviewed by our actuarial consultant, we estimate that, as of December 31, 2022, the withdrawal liability payment that we would be required to make to IAM NPF were we to completely withdraw in 2022 would be a single payment of approximately $4.0 million on a pretax basis. If we were deemed to be included in a "mass withdrawal" from IAM NPF, this payment could be greater or result in our making annual payments. We currently have no plans to withdraw from IAM NPF and have not recognized any liability associated with a withdrawal from IAM NPF in our consolidated financial statements.

The other multiemployer pension plan to which we contribute, the PACE Industry Union-Management Pension Fund, or PIUMPF, was certified to be in “critical status” for the plan year beginning January 1, 2010 and continued to be in critical status through the plan year beginning January 1, 2014. For the plan years beginning January 1, 2015 through January 1, 2022, PIUMPF was certified to be in “critical and declining status” under the Multiemployer Pension Reform Act of 2014. The number of employers participating in PIUMPF fell from 135 during 2012 to 44 in 2021. We are the largest contributing employer remaining in PIUMPF.

If we were to withdraw from PIUMPF, either completely or partially, we would incur a statutory withdrawal liability based on our proportionate share of PIUMPF’s unfunded vested benefits. Based on information available to us, as well as information provided by PIUMPF, and reviewed by our actuarial consultant, we estimate that, as of December 31, 2022, the withdrawal liability payments that we would be required to make to PIUMPF were we to completely withdraw in 2022 would be approximately $5.7 million per year on a pretax basis. These payments would continue for 20 years with an estimated present value of approximately $72 million on a pre-tax basis. If we were deemed to be included in a “mass withdrawal” from PIUMPF, these payments could continue indefinitely.

The American Rescue Plan Act of 2021, or ARPA, includes provisions to provide financial relief to financially troubled multiemployer pension plans. PIUMPF meets the qualifications under ARPA to be eligible for substantial financial relief in an amount intended to allow it to remain solvent until at least 2051. We expect PIUMPF will apply for this relief in early 2023. It does not appear likely that IAM NPF would satisfy the qualifications to be eligible for funding under ARPA. It also does not appear likely that the legislation would reduce the amount of the statutory withdrawal liability we would incur if we were to withdraw from PIUMPF.

Were we voluntarily to withdraw from PIUMPF in 2023 or later, we could be subject to substantial payments in addition to the withdrawal liability payments described above. As a plan in critical and declining status, PIUMPF has adopted a rehabilitation plan. That plan purports to require a withdrawing employer to make an additional, lump-sum payment - above and beyond the statutory withdrawal liability - based on the employer’s share of PIUMPF’s accumulated funding deficiency, or AFD. We do not believe PIUMPF’s purported imposition of this AFD exit fee on withdrawing employers is legally enforceable. However, we are aware that one large employer that withdrew from PIUMPF has recognized a liability for payment of an AFD exit fee amount and that other withdrawing employers have paid some amounts in respect to the AFD exit fee. There have been lawsuits in federal courts challenging PIUMPF’s AFD exit fee. These lawsuits have not resolved the issue.

If the AFD exit fee were held to be legally enforceable, and if we were to elect to withdraw in some future year, the amount of our AFD exit fee liability at the time of our withdrawal would be material and subject to a variety of factors including without limitation the nature and timing of a withdrawal, the solvency or insolvency of PIUMPF at the time of the withdrawal, the level of contributions to the plan made by other contributing employers before our withdrawal, whether any employers that had withdrawn in the intervening years had made AFD exit fee payments, and the effect of funding provided under ARPA. We expect that all other things being equal, the use of ARPA funds will reduce PIUMPF’s AFD exit fee over an extended time-period.

We believe that the AFD exit fee, if held to be lawful, would be assessed only if an employer voluntarily withdraws from PIUMPF and that plan insolvency or any other circumstance that does not involve a voluntary withdrawal by us would not require us to make a payment in respect of the AFD exit fee. Therefore, since we currently have no plans to withdraw from PIUMPF, we have not recognized any liability associated with a withdrawal from PIUMPF in our consolidated financial statements.

If we were to decide to withdraw voluntarily from PIUMPF in the future, and if the AFD exit fee were held to be enforceable against us, the resulting liabilities would have a material adverse effect on our results of operations, financial position, liquidity and cash flows. Similarly, if, in the absence of a voluntary withdrawal by us, our understandings as stated above are incorrect regarding the unenforceability of the AFD exit fee or the inapplicability of the AFD exit fee to us in the event of plan insolvency or other circumstances not involving a voluntary withdrawal by us, the resulting liabilities would have a material adverse effect on our results of operations, financial position, liquidity and cash flows.

Adverse changes to, or requirements under, pension laws and regulations or adverse changes, requirements or claims pursuant to PIUMPF’s rehabilitation plan, such as the AFD exit fee, could increase the likelihood and amount of our liabilities. Were we to withdraw from PIUMPF, these liabilities would be in addition to the pension contributions we would have to make to any new pension plan adopted or contributed to by us to replace PIUMPF. All of this could materially reduce the cash we would have available for business and other needs.

Our pension and health care costs are subject to numerous factors that could cause these costs to change.

In addition to our pension plans, we provide health care benefits to certain of our current and former salaried and hourly employees. Our health care costs vary with changes in health care costs generally, which have significantly exceeded general economic inflation rates for many years. Our pension costs are dependent upon numerous factors resulting from actual plan experience and assumptions about future investment returns. Pension plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased pension costs in future periods. Likewise, changes in assumptions regarding current discount rates, expected rates of return on plan assets and mortality rates could also increase pension costs. Significant changes in any of these factors may adversely impact our cash flows, financial condition and results of operations.

RISKS RELATED TO OUR INDEBTEDNESS AND TAX POSITIONS

We have a substantial amount of indebtedness, which could have a material adverse effect on our financial condition and our ability to obtain financing in the future and to react to changes in our business.

We have a substantial amount of debt, which requires significant principal and interest payments. As of December 31, 2022, we had approximately $569 million face value of debt outstanding, collectively which is related to our $300 million 2014 Notes, $275 million 2020 Notes, Credit Agreement (as defined below) and finance leases. After giving effect to borrowing base limitations and issuance of letters of credit, we had availability of approximately $264.3 million under the Credit Agreement as of December 31, 2022.

Our significant amount of debt could have important consequences. For example, it could:

- make it more difficult for us to satisfy our obligations under our notes and Credit Agreement;
- increase our vulnerability to adverse economic and general industry conditions, including interest rate fluctuations, because a portion of our borrowings, including those under the Credit Agreement, are and will continue to be at variable rates of interest;
- require us to dedicate a substantial portion of our cash flows from operations to payments on our debt, which would reduce the availability of our cash flow from operations to fund working capital, capital expenditures or other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and industry;
- place us at a disadvantage compared to competitors that may have proportionately less debt;
- limit our ability to obtain additional debt or equity financing due to applicable financial and restrictive covenants in our debt agreements; and
- increase our cost of borrowing.

Despite our current indebtedness levels, we may still incur significant additional indebtedness. Incurring more indebtedness could increase the risks associated with our substantial indebtedness.

We may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. The terms of the Credit Agreement restrict but do not prohibit us from doing so. After giving effect to borrowing base limitations and issuance of letters of credit, we had availability of approximately $264.3 million under the Credit Agreement as of December 31, 2022. In addition, the Credit Agreement allows us to issue additional secured term loans and/or notes under certain circumstances, which would be guaranteed by our subsidiary guarantors. In addition, the indentures governing our notes do not prevent us from incurring certain other liabilities that do not constitute secured indebtedness. If new debt or other liabilities are added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

We are exposed to risks related to our arrangements with respect to supply chain financing and banking arrangements.

We enter into supply chain financing arrangements with financial institutions to sell certain of our trade receivables without recourse. If we were to stop entering into these supply chain financing arrangements, our operating results, financial condition and cash flows could be adversely impacted by delays or failures in collecting trade receivables. However, by entering into these arrangements, and by engaging these financial institutions for banking services, we are exposed to additional risks. If any of these financial institutions experiences financial difficulties or is otherwise unable to honor the terms of our supply chain financing arrangements, we may experience material financial losses due to the failure of such arrangements or a lack of access to our funds, any of which could have an adverse impact upon our operating results, financial condition and cash flows.

If we default under the Credit Agreement, or other indebtedness, we may not be able to service our debt obligations.

In the event of a default under the Credit Agreement or other indebtedness, lenders could elect to declare all amounts borrowed, together with accrued and unpaid interest and other fees, to be due and payable. If such acceleration occurs, thereby permitting an acceleration of amounts outstanding under our debt obligations, we may not be able to repay the amounts due. Events of default are separately defined in each credit agreement or indenture, but include events such as failure to make payments when due, breach of covenants, default under certain other indebtedness, failure to satisfy judgments in excess of a threshold amount, certain insolvency events and the occurrence of a change of control (as defined in the Credit Agreement). The occurrence of an event of default could have serious consequences to our financial condition and results of operations, and could cause us to become bankrupt or insolvent.

To service our substantial indebtedness, we must generate significant cash flows. Our ability to generate cash depends on many factors beyond our control, and we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

As of December 31, 2022, we had approximately $569 million of outstanding indebtedness, and we could incur substantial additional indebtedness in the future. Our ability to make scheduled payments on or to refinance our indebtedness, including our outstanding notes, and to fund planned capital expenditures, will depend on our ability to generate cash from our operations. This, to a significant extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under our Credit Agreement in an amount sufficient to enable us to pay our indebtedness, including our outstanding notes, or to fund our other liquidity needs. We cannot assure you that we will be able to refinance any of our indebtedness, including our Credit Agreement and our outstanding notes, on commercially reasonable terms or at all. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. Additionally, our debt agreements limit the use of the proceeds from any disposition; as a result, we may not be allowed, under these documents, to use proceeds from such dispositions to satisfy all current debt service obligations.

Our Credit Agreement contains various covenants that limit our discretion in the operation of our business.

Our Credit Agreement contains various covenants that limit our discretion in the operation of our business by restricting our ability to:

- undergo a change in control;
- sell assets;
- pay dividends and make other distributions;
- make investments and other restricted payments;
- redeem or repurchase our capital stock;
- incur additional debt and issue preferred stock;
- guarantee indebtedness;
- create liens;
- consolidate, merge or sell substantially all of our assets;
- enter into certain transactions with our affiliates;
- engage in new lines of business; and
- enter into sale and lease-back transactions.

These restrictions on our ability to operate our business at our discretion could materially harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities, or to borrow in order to fund further capital expenditures.

When (and for as long as) availability, as calculated, under the Credit Agreement is less than a specified amount for a certain period of time, funds deposited into deposit accounts used for collections will be transferred on a daily basis into a blocked account with the administrative agent and applied to prepay loans under the Credit Agreement.
As a result of these covenants and restrictions, we may be limited in how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

There are various limitations on our ability to incur the full $275 million of commitments under the Credit Agreement and borrowings under our Credit Agreement are limited by a specified borrowing base consisting of a percentage of eligible accounts receivable and inventory, less customary reserves. In addition, under the Credit Agreement, a monthly fixed charge maintenance covenant would become applicable during an event of default or if availability, as calculated under the Credit Agreement, is at any time less than or equal to the greater of (i) 10.0% of the lesser of the borrowing base and the maximum $275 million of current revolving loan commitments (such lesser amount, the “Line Cap”) and (ii) $19 million. As of December 31, 2022, availability under the Credit Agreement was approximately $264.3 million or 97% of the Line Cap. However, it is possible that availability, as calculated under the Credit Agreement, could fall below the minimum threshold in a future period. If the covenant trigger were to occur, we would be required to satisfy and maintain on the last day of each quarter a fixed charge coverage ratio of at least 1.1x for the preceding four quarter period for which financial statements had been delivered. As of December 31, 2022, our fixed charge coverage ratio was approximately 2.68x. If and when the fixed charge coverage ratio were to be tested, our ability to meet the minimum fixed charge coverage ratio could be affected by events beyond our control, and we cannot assure you that we would meet this ratio at such time. A breach of any of these covenants could result in a default under the Credit Agreement. Events beyond our control could affect our ability to meet these financial tests, and we cannot assure you that we will meet them.

Our failure to comply with the covenants contained in our Credit Agreement or the indentures governing our outstanding notes, including as a result of events beyond our control, could result in an event of default that could cause repayment of the debt to be accelerated.

If we are not able to comply with the covenants and other requirements contained in the indentures governing our outstanding notes, our Credit Agreement or our other debt instruments, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under our other debt instruments, prohibit us from accessing additional borrowings, and permit the holders of the defaulted debt to declare amounts outstanding with respect to that debt to be immediately due and payable. Our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments. In addition, we may not be able to refinance or restructure the payments on the applicable debt. Even if we were able to secure additional financing, it may not be available on favorable terms.

Credit rating downgrades could increase our borrowing costs or otherwise adversely affect us.

Some of our outstanding indebtedness has received credit ratings from rating agencies. Our credit ratings could change based on, among other things, our results of operations and financial condition. Credit ratings are subject to ongoing evaluation by credit rating agencies and may be lowered, suspended or withdrawn entirely by a rating agency or placed on a “watch list” for a possible downgrade or assigned a “negative outlook”. Although our indebtedness does not include any triggers that would increase existing borrowing rates if there were a ratings downgrade, actual or anticipated changes or downgrades, including any announcement that our ratings are under review for a downgrade or have been assigned a negative outlook, could increase our future borrowing costs, which could in turn adversely affect our results of operations, cash flows and financial condition, and the trading price of our common stock. If a downgrade were to occur or a negative outlook were to be assigned, it could impact our ability to access the capital markets to raise debt and/or increase the associated costs. In addition, while our credit ratings are important to us, we may take actions and otherwise operate our business in a manner that adversely affects our credit ratings.

We are exposed to floating interest rate risk under the Credit Agreement, which could cause the Company’s debt service obligations to increase significantly.

We are exposed to market risk from changes in interest rates. We have the ability to select the Secured Overnight Funding Rate (SOFR) as a benchmark rate at which outstanding obligations under the Credit Agreement are based. SOFR is a floating rate, subject to a minimum rate set in the Credit Agreement. The Federal Reserve has raised, and may in the future further raise, interest rates to combat the effects of recent high inflation. Any further increase in SOFR will increase the Company's debt service obligations, which could have a negative impact on the Company's cash flow, financial position or operating results, including cash available for servicing the Company's indebtedness, or result in increased borrowing costs in the future.

We could suffer adverse tax and other financial consequences if taxing authorities do not agree with our tax positions.

We are periodically subject to a number of tax examinations by state and U.S. federal taxing authorities. U.S. federal, state and local, are extremely complex and subject to varying interpretations. We recognize tax benefits of uncertain tax positions when we believe the positions are more likely than not of being sustained upon a challenge by the relevant tax authority. In connection with our U.S. federal tax return for 2022, we expect to take a tax deduction related to a worthless stock loss (creating net operating loss) in connection with the dissolution of one of our subsidiaries, Cellu-Tissue. Because of the uncertainty as to whether this position may be challenged by the U.S. tax authorities, we have determined this tax benefit to be an uncertain tax position and have fully reserved for the estimated tax benefit associated with the deduction. If there are tax benefits, including, but not limited to, the worthless stock loss deduction or other tax attributes, that are challenged successfully by a taxing authority, we may be required to pay additional taxes or we may seek to enter into settlements with the taxing authorities, which could require significant payments or otherwise have an adverse effect on our business, results of operations and financial condition.

GENERAL RISK

United States and global economic conditions could have adverse effects on the demand for our products and financial results.

U.S. and global economic conditions and currency exchange rates have a significant impact on our business and financial results. Recessed global economic conditions and a strong U.S. dollar could affect our business in a number of ways, including causing declines in global demand for consumer tissue and paperboard, and increased competition from foreign manufacturers in the U.S. market. Foreign currency changes can also impact pricing associated with our raw materials such as pulp and equipment purchases impacting our cost structure.

Recent fluctuations in economic conditions and cycles may have adverse effects on our financial results.

During 2022, interest and inflation rates have increased significantly relative to recent years, although the impacts have been felt to different extents and the far extent of such increases remains to be seen. These increasing rates may materially affect our prices and the demand for our products.

We may fail to attract, motivate, train and retain qualified personnel, including key personnel.

Our ability to effectively run our business depends on our ability to attract, motivate, train and retain employees with the skills necessary to understand and adapt to the competitive markets in which we operate. The increasing demand for qualified personnel makes it more difficult for us to attract and retain employees with requisite skill sets, particularly employees with specialized technical and trade experience, and can increase our operating and overhead costs. Changing demographics and labor work force trends also may result in a loss of knowledge and skills as experienced workers retire. If we fail to attract, motivate, train and retain qualified personnel, or if we experience excessive turnover, we may experience declining sales, manufacturing delays or other inefficiencies, increased recruiting, training and relocation costs and other difficulties, which may negatively impact our results of operations, cash flows and financial condition. In addition, we rely on key executive and management personnel to manage our business efficiently and effectively. The loss of any of our key personnel could adversely affect our results of operations, cash flows and financial condition. Effective succession planning is also important to our long-term success. Our failure to identify candidates with the leadership skills to manage our organization, and our failure to ensure effective transfers of knowledge and smooth transitions involving key executives, could hinder our strategic planning and execution.

Certain provisions of our certificate of incorporation and bylaws and Delaware law may make it difficult for stockholders to change the composition of our Board of Directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.

Certain provisions of our certificate of incorporation and bylaws and Delaware law may have the effect of delaying or preventing changes in control if our Board of Directors determines that such changes in control are not in the best interests of the company and our stockholders. The provisions in our certificate of incorporation and bylaws include, among other things, the following:

- a classified Board of Directors with three-year staggered terms;
- the ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;
- stockholder action can only be taken at a special or regular meeting and not by written consent;
- advance notice procedures for nominating candidates to our Board of Directors or presenting matters at stockholder meetings;
- removal of directors only for cause;
- allowing only our Board of Directors to fill vacancies on our Board of Directors; and
- supermajority voting requirements to amend our bylaws and certain provisions of our certificate of incorporation.

While these provisions have the effect of encouraging persons seeking to acquire control of the company to negotiate with our Board of Directors, they could enable the Board of Directors to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. We are also subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with a significant stockholder unless specific conditions are met.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

Facilities

Our principal executive offices are located in Spokane, Washington. We believe that each of these facilities is adequately maintained and is suitable for conducting our operations and business. Information regarding our principal facilities is set forth in the following table.

Location	Products	Owned or Leased
Las Vegas, Nevada	TAD tissue, Tissue converting	Owned
Lewiston, Idaho	Tissue, Tissue converting, Pulp and Paperboard	Owned
Shelby, North Carolina	TAD tissue, NTT Tissue, Tissue converting	Owned/Leased
Elwood, Illinois	Tissue converting	Leased
Cypress Bend, Arkansas	Pulp and Paperboard	Owned
Mendon, Michigan	Paperboard sheeting	Leased
Wilkes-Barre, Pennsylvania	Paperboard sheeting	Leased
Dallas, Texas	Paperboard sheeting	Leased
Richmond, Virginia	Paperboard sheeting	Leased
Hagerstown, Indiana	Paperboard sheeting	Leased
Columbia City, Oregon	Chip shipment	Leased
Clarkston, Washington	Wood chipping	Owned

Production Capacities

Information regarding currently operating production capacities is based on annual, normal operating rates and normal production mixes under current market conditions, taking into account known constraints. Market conditions, fluctuations in raw material supply, environmental restrictions and the nature of current orders may cause actual production rates and mixes to vary significantly from the production rates and mixes shown.

(In tons)	Tissue Parent Rolls	Tissue converting	Pulp [1]	Paperboard	Sheeted Paperboard
Las Vegas, Nevada	44,000	74,000			
Lewiston, Idaho	190,000	90,000	590,000	480,000	
Shelby, North Carolina	156,000	150,000			
Elwood, Illinois		63,000			
Cypress Bend, Arkansas			314,000	360,000	
Mendon, Michigan					50,000
Wilkes-Barre, Pennsylvania					41,000
Dallas, Texas					29,000
Richmond, Virginia					34,000
Hagerstown, Indiana					37,000
	390,000	377,000	904,000	840,000	191,000

[1] Pulp is consumed internally either within our Paperboard operations or is transferred to our Tissue operations. Minor amounts (18,000 tons in 2022) are sold to external parties.

ITEM 3. Legal Proceedings

We may from time to time be involved in claims, proceedings and litigation arising from our business and property ownership. We believe, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our financial condition, results of operations and cash flows.

ITEM 4. Mine Safety Disclosures

Not applicable.

Part II

ITEM 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

MARKET FOR OUR COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol "CLW."

HOLDERS

As of February 10, 2023, there were approximately 615 registered holders of our common stock.

ISSUER PURCHASES OF EQUITY SECURITIES

On December 15, 2015, we announced that our Board of Directors had approved a stock repurchase program authorizing the repurchase of up to $100 million of our common stock. During 2022, we repurchased 149,860 shares for approximately $5.0 million, at at average price per share of $33.16. As of December 31, 2022, we had up to $24.9 million of authorization remaining. No shares were acquired during the fourth quarter ended December 31, 2022. The repurchase program authorizes purchases of our common stock from time to time through open market purchases, negotiated transactions or other means, including accelerated stock repurchases and 10b5-1 trading plans in accordance with applicable securities laws and other restrictions. We have no obligation to repurchase stock under this program and may suspend or terminate the program at any time.

SALES OF UNREGISTERED SECURITIES

None.

DIVIDENDS

We have not paid any cash dividends. We will continue to review whether payment of a cash dividend on our common stock in the future best serves the company and our stockholders. The declaration and amount of any dividends, however, would be determined by our Board of Directors and would depend on our earnings, our compliance with the terms of our notes and revolving credit facilities that may contain certain restrictions on our ability to pay dividends, and any other factors that our Board of Directors believes are relevant.

PERFORMANCE GRAPH

The graph below compares the cumulative total stockholder return of our common stock for the period beginning December 31, 2017 and ending December 31, 2022, with the cumulative total return during such period of the Russell 2000® Index, the S&P MidCap 400® Index (excluding those companies classified as members of the GICS® Financials sector) and the S&P 600 Small Cap Index. The comparison assumes $100 was invested on December 31, 2017, in our common stock and in the indices and assumes dividends were reinvested. The stock performance shown on the graph represents historical stock performance and is not necessarily indicative of future stock price performance.

We measure our relative corporate performance for purposes of performance-based equity awards issued to our executive officers against a specific index. Each year, an index is established to apply to performance-based equity awards issued in that year. We currently measure our relative performance, for purposes of performance- based equity awards, against the S&P MidCap 400® Index (excluding those companies classified as members of the GICS® Financials sector) or the S&P 600 Small Cap Index. The cumulative return for those indexes is listed below.


Comparison of Cumulative Five Year Total Returns
$200
$150
$100
$50
$—
12/31/17
12/31/18
12/31/19
12/31/20
12/31/21
12/31/22
Clearwater Paper Corporation
Russell 2000 Index
S&P MidCap 400® Index (excluding members of the GICS® Financials sector)
S&P 600 SmallCap Index

This comparison assumes $100 was invested on December 31, 2017, in our common stock and in the indices and assumes dividends were reinvested.

	December 31,					
	2017	2018	2019	2020	2021	2022
Company Name / Index						
Clearwater Paper Corporation	$ 100.00	$ 53.68	$ 47.05	$ 83.15	$ 80.77	$ 83.28
Russell 2000 Index	100.00	88.99	111.70	134.00	153.85	122.41
S&P MidCap 400® Index (excluding members of the GICS® Financials sector)	100.00	86.13	110.80	124.63	154.63	130.72
S&P 600 SmallCap Index	100.00	91.52	112.37	125.05	158.59	133.06

ITEM 6. [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes that appear elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in these forward-looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this report. A discussion of the earliest year may be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K filed on February 15, 2022.

Overview of Business

We are a premier manufacturer and supplier of bleached paperboard and consumer and parent roll tissue. We operate in two business segments, pulp and paperboard and consumer products. These business segments are described in greater detail in Item 8, Note 15, "Segment Information" of to the consolidated financial statements.

In operating our business, we seek to:

- grow our portfolio of products through innovation, category development and commercial execution,
- leverage our cost and financial discipline to fund growth and improve margins, and
- allocate capital in value-creating ways.

Overview of 2022 Results

- Net sales of $2.1 billion, an increase of 17.3% from 2021 with Pulp and Paperboard net sales increasing 20.1% and Consumer Products net sales increasing 13.8%.
- Net income was $46.0 million in 2022 or $2.68 per diluted share compared to a net loss of $28.1 million or $1.67 per diluted share in 2021. Results in 2021 include net charges of $50 million ($39.2 million after tax) associated with the closure of our Neenah, Wisconsin tissue operations.
- Adjusted EBITDA was $226.9 million in 2022 compared to $174.6 million in 2021.

Business Environment and Trends

Pulp and paperboard sales

The paperboard industry is affected by macro-economic conditions around the world and has historically experienced cyclical market conditions. As a result, prices for products and sales volumes have historically been volatile. Product pricing is significantly affected by the relationship between supply and demand for our products. Product supply in the industry is influenced primarily by fluctuations in available manufacturing production, which tends to increase during periods when prices remain strong. Starting in 2021, changes in global supply of paperboard and increases in demand due to COVID-19 pandemic, contributed to increased prices for paperboard products.

Tissue sales

The U.S. tissue industry is affected by macro-economic factors in the U.S. The U.S. tissue industry has experienced an increase in ultra and premium tissue products as industry participants have added or improved through-air-dried, or TAD, or equivalent production capacity as well as added conventional tissue capacity. Many consumers have returned to pre-COVID-19 away from home activities in 2022 which has stabilized demand for tissue. As reported by RISI, US Tissue Monthly Data (December 2022), parent roll sales prices have increased 7- 8% industry wide in 2022 over the prior year.

Operating Costs

Our operating costs include raw materials, labor and selling, general and administrative expenses. We manage these costs through cost saving and productivity initiatives, sourcing programs, and pricing actions. To remain competitive on our operating structure, we continue to work on programs to expand our profitability. In 2022, our results were impacted by a significant increase in our costs, particularly for pulp, chemicals and freight. While we have seen some lessening effects in the latter portion of 2022, we expect the higher cost environment will continue in 2023.

Critical Accounting Policies and Significant Estimates

A discussion of our significant accounting policies and significant accounting estimates and judgments is presented in Note 1, "Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8 of this report. Throughout the preparation of the financial statements, we employ significant judgments in the application of accounting principles and methods. We believe that the accounting estimates discussed below represent the accounting estimates requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results. We reviewed the development, selection and disclosure of our critical accounting estimates with the Audit Committee of our Board of Directors. For 2022, these significant accounting estimates and judgments include:

Retirement Plans and Postretirement Benefits

We have a number of defined benefit pension plans in the United States covering many of our employees. Benefit accruals under most of our defined benefit pension plans in the United States were frozen prior to January 2014.

We account for the consequences of our sponsorship of these plans using assumptions to calculate the related assets, liabilities and expenses recorded in our financial statements. Net actuarial gains and losses occur when actual experience differs from any of the assumptions used to value defined benefit plans or when assumptions change as they may each year. The primary factors contributing to actuarial gains and losses are changes in the discount rate used to value obligations as of the measurement date and the differences between expected and actual returns on pension plan assets. This accounting method results in the potential for volatile and difficult to forecast gains and losses.

We record amounts relating to these defined benefit plans based on various actuarial assumptions, including discount rates, assumed rates of return, compensation increases and life expectancy. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current economic conditions and trends. We believe that the assumptions utilized in recording our obligations under our plans are reasonable based on our experience and on advice from our independent actuaries; however, differences in actual experience or changes in the assumptions may materially affect our financial condition or results of operations.

The following table illustrates the estimated impact on hypothetical pension obligations and expenses that would have resulted from a 25 basis point reduction in two key assumptions for the year ended December 31, 2022:

(In millions)	Statements of Operations	Balance Sheets
Discount rate	$ (0.2)	$ 5.1
Expected long term rate of return	$ 0.7	$ —

It is not possible to forecast or predict whether there will be actuarial gains and losses in future periods, and if required, the magnitude of any such adjustment. These gains and losses are driven by differences in actual experience or changes in the assumptions that are beyond our control, such as changes in interest rates and the actual return on pension plan assets.

Non-GAAP Financial Measures

In evaluating our business, we utilize several non-GAAP financial measures. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so excluded or included under applicable GAAP guidance. In this report on Form 10-K, we disclose overall and segment earnings (loss) from operations before interest expense, net, non-operating pension and other post employment benefit costs, income tax (benefit) expense, depreciation and amortization, other operating charges, net, and debt retirement costs as Adjusted EBITDA which is a non-GAAP financial measure. Adjusted EBITDA is not a substitute for the GAAP measure of net income or for any other GAAP measures of operating performance.

We have included Adjusted EBITDA on a consolidated and business segment basis in this report because we use it as important supplemental measures of our performance and believe that it is frequently used by securities analysts, investors and other interested persons in the evaluation of companies in our industry, some of which present Adjusted EBITDA when reporting their results. We use Adjusted EBITDA to evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates. It should be noted that companies calculate Adjusted EBITDA differently and, therefore, our Adjusted EBITDA measures may not be comparable to Adjusted EBITDA reported by other companies. Our Adjusted EBITDA measures have material limitations as performance measures because they exclude interest expense, income tax (benefit) expense and depreciation and amortization which are necessary to operate our business or which we otherwise incur or experience in connection with the operation of our business. In addition, we exclude other income and expense items which are outside of our core operations.

The following table provides our Adjusted EBITDA reconciliation for the last three years:

(In millions)	For The Years Ended December 31, 2022	2021	2020
Net income (loss)	$ 46.0	$ (28.1)	$ 77.1
Income tax provision (benefit)	27.0	(7.7)	21.1
Interest expense, net	34.6	36.4	46.5
Depreciation and amortization expense	103.3	105.0	111.0
Other operating charges, net	9.7	57.7	14.0
Other non-operating expense	5.7	10.4	7.6
Debt retirement costs	0.5	1.0	5.9
Adjusted EBITDA	$ 226.9	$ 174.6	$ 283.2
Pulp and Paperboard segment income	$ 183.5	$ 125.7	$ 124.5
Depreciation and amortization	37.0	35.7	36.7
Adjusted EBITDA Pulp and Paperboard segment	$ 220.4	$ 161.4	$ 161.3
Consumer Products segment income	$ 11.3	$ 4.0	$ 110.6
Depreciation and amortization	62.9	64.9	68.5
Adjusted EBITDA Consumer Products segment	$ 74.2	$ 69.0	$ 179.1
Corporate and other expense	$ (71.1)	$ (60.1)	$ (63.0)
Depreciation and amortization	3.4	4.4	5.8
Adjusted EBITDA Corporate and other	$ (67.7)	$ (55.7)	$ (57.2)
Pulp and Paperboard segment	$ 220.4	$ 161.4	$ 161.3
Consumer Products segment	74.2	69.0	179.1
Corporate and other	(67.7)	(55.7)	(57.2)
Adjusted EBITDA	$ 226.9	$ 174.6	$ 283.2

OUR OPERATING RESULTS

Pulp and Paperboard Segment

Our Pulp and Paperboard segment markets and produces bleached paperboard to quality-conscious printers and packaging converters, and offers services that include custom sheeting, slitting and cutting.

Segment sales, operating income and Adjusted EBITDA for the Pulp and Paperboard segment were as follows:

(In millions, except per unit and paperboard shipments)	For The Years Ended December 31, 2022	2021	2020	Increase (decrease) 2022-2021	2021-2020
Sales:					
Paperboard	$ 1,104.8	$ 894.9	$ 828.0	23.4 %	8.1 %
Pulp	19.0	34.8	41.4	(45.5)%	(15.9)%
Other	12.6	16.2	7.6	(22.5)%	112.1 %
	$ 1,136.3	$ 946.0	$ 877.1	20.1 %	7.9 %
Operating income	$ 183.5	$ 125.7	$ 124.5	45.9 %	0.9 %
Operating margin	16.1 %	13.3 %	14.2 %		
Adjusted EBITDA	$ 220.4	$ 161.4	$ 161.3	36.6 %	0.1 %
Adjusted EBITDA margin	19.4 %	17.1 %	18.4 %		
Paperboard shipments (short tons)	814,556	822,206	821,138	(0.9)%	0.1 %
Paperboard sales price (short tons)	$ 1,356	$ 1,088	$ 1,008	24.6 %	8.0 %

Sales volumes in our Pulp and Paperboard segment for the year ended December 31, 2022 were down slightly compared to 2021 primarily due to reduced volumes in the fourth quarter resulting from operations and a weather event at our Cypress Bend facility. Sales prices for the year ended December 31, 2022 compared to the prior year increased significantly due to the impacts of our previously announced price increases.

During the fourth quarter of 2022, we completed our planned major maintenance at our Lewiston facilities whereas in 2021, this outage occurred in the second quarter.

Overall, the increase in operating income and Adjusted EBITDA for the year ended December 31, 2022 as compared to the prior year was driven by higher sales prices, partially offset by inflation and higher outage costs.

Consumer Products Segment

Our Consumer Products segment sells and manufactures a complete line of at-home tissue products and sold minor amounts of AFH products prior to the closure of our Neenah, Wisconsin facility in July 2021. Our integrated manufacturing and converting operations and geographic footprint enable us to deliver a broad range of cost-competitive products with brand equivalent quality to our customers.

Segment sales, operating income and Adjusted EBITDA for the Consumer Products segment were as follows:

	For The Years Ended December 31,			Increase (decrease)	
(In millions, except per unit)	**2022**	**2021**	**2020**	**2022-2021**	**2021-2020**
Sales:					
Retail tissue	$ 932.3	$ 797.9	$ 975.7	16.8 %	(18.2)%
Away-from-home[1]	—	16.3	32.0	(100.0)%	(49.0)%
Other	18.0	20.8	10.8	(13.6)%	93.1 %
	$ 950.2	$ 835.0	$ 1,018.5	13.8 %	(18.0)%
Operating income	$ 11.3	4.0	110.6	179.0 %	(96.3)%
Operating margin	1.2 %	0.5 %	10.9 %		
Adjusted EBITDA	$ 74.2	$ 69.0	$ 179.1	7.6 %	(61.5)%
Adjusted EBITDA margin	7.8 %	8.3 %	17.6 %		
Shipments (short tons)					
Retail	309,735	287,987	355,862	7.6 %	(19.1)%
Away-from-home[1]	—	7,839	15,081	(100.0)%	(48.0)%
Other	12,185	20,973	10,030	(41.9)%	109.1 %
Sales price (per short ton)					
Retail	$ 3,010	$ 2,771	$ 2,742	8.6 %	1.1 %

[1] In the third quarter of 2021, we exited our away-from-home business with the shutdown of our Neenah, Wisconsin site.

Retail sales volumes increased in our Consumer Products segment for the year ended December 31, 2022 compared to the prior year as consumer demand stabilized due to consumer buying patterns returning to pre-COVID levels as well as several new customer programs. Retail sales prices increased in our Consumer Products segment for the year ended December 31, 2022 compared to the prior year due primarily to our previously announced price increases.

Overall, operating income and Adjusted EBITDA for the year ended December 31, 2022 compared to the prior year increased due to higher sales volume and pricing partially offset by higher input costs, primarily in pulp and packaging costs.

Corporate expenses

Corporate expenses were $71.1 million in 2022 as compared to $60.1 million in 2021. The increase between years is primarily related to higher incentive compensation based upon higher than expected operating results. Corporate expenses primarily consist of corporate overhead such as wages and benefits, professional fees, insurance and other expenses for corporate functions including certain executive officers, public company costs, information technology, financial services, environmental and safety, legal, supply management, human resources and other corporate functions not directly associated with the business operations.

Other operating charges

See Note 8, "Other Operating Charges, net" of the Notes to the Consolidated Financial Statements included in Item 8 of this report for additional information.

Interest expense, net

Interest expense for the year ended December 31, 2022 was $34.6 million compared to $36.4 million for the period ended December 31, 2021. The decrease is due to lower debt outstanding, partially offset by a one-time increase of $2.2 million associated with our finance leases. See Note 9, "Non-Operating Expense" of the Notes to the Consolidated Financial Statements included in Item 8 of this report for additional information.

Inflation Reduction Act of 2022

On August 2022, the U.S. enacted the Inflation Reduction Act of 2022, which, among other things, implements a 15% minimum tax on book income of certain large corporations, a 1% excise tax on net stock repurchases and several tax incentives to promote clean energy. Based on our current analysis of the provisions, we do not believe this legislation will have a material impact on our consolidated financial statements.

Potential impairments

We review from time to time possible dispositions or reorganization of various assets in light of current and anticipated economic and industry conditions, our strategic plan and other relevant factors. Because a determination to dispose or reorganize particular assets may require management to make assumptions regarding the transaction structure of the disposition or reorganization and to estimate the net sales proceeds, which may be less than previous estimates of undiscounted future net cash flows, we may be required to record impairment charges in connection with decisions to dispose of assets.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal sources of liquidity are existing cash, cash generated by our operations and our ability to borrow under such credit facilities as we may have in effect from time to time. At times, we may also issue equity, debt or hybrid securities or engage in other capital market transactions. Due to the competitive and cyclical nature of the markets in which we operate, there is uncertainty regarding the amount of cash flows we will generate during the next twelve months. However, we believe that our cash flows from operations, our cash on hand and our borrowing capacity under our credit agreements will be adequate to fund debt service requirements and provide cash to support our ongoing operations, capital expenditures and working capital needs for the next twelve months.

Our principal uses of liquidity are paying the costs and expenses associated with our operations, servicing outstanding indebtedness and making capital expenditures. We may also from time to time prepay or repurchase outstanding indebtedness or shares or acquire assets or businesses that are complementary to our operations. Any such repurchases may be commenced, suspended, discontinued or resumed, and the method or methods of effecting any such repurchases may be changed at any time or from time to time without prior notice.

Operating Activities

During 2022, we generated $150.2 million of cash from operations, as compared to $96.4 million in 2021. This increase was driven by improved operating performance offset by higher net cash tax payments and changes in working capital. Accounts receivable and accounts payable agings have remained relatively consistent with balances as of December 31, 2021.

Investing Activities

During 2022 we used $33.5 million in cash for investing activities, as compared to $38.4 million for capital expenditures partially offset by $13.3 million of proceeds from divested assets during 2021. Included in 2022 is a $2.4 million refund associated with a capital project placed in service in prior years. Included in accounts payable and accrued liabilities was $15.7 million related to capital expenditures that had not yet been paid at December 31, 2022.

In 2023, we expect cash paid for capital expenditures to be approximately $70 million to $80 million.

Financing Activities

Net cash flows used in financing activities were $88.6 million for 2022 as compared to $82.0 million for 2021. The increase was due to $50.0 million to prepay our term loan credit agreement in full, $30.0 million in open market purchases of our 2014 Notes, and $5.0 million used for common stock repurchases under our stock repurchase program during the year ended December 31, 2022.

Commitments

As of December 31, 2022, we have purchase commitments of $129.0 million, of which $107.1 million is payable within 12 months, related to contracts with natural gas and electricity providers, contracts for the purchase of chemicals and pulp, and contracts associated with IT services that are legally binding on us and specify fixed or minimum quantities. Additionally, we have $26.5 million, all of which is payable within 12 months, in purchase commitments associated with capital expenditures.

Credit Agreements

During the year ended December 31, 2022, we fully prepaid all amounts outstanding under our term loan credit agreement that was originally incurred in 2019.

The ABL Credit Agreement includes a $275 million loan commitment, subject to borrowing base limitations. Borrowings under the ABL Credit Agreement are subject to mandatory prepayment in certain circumstances. We may also increase commitments under the ABL Credit Agreement in an aggregate principal amount of up to $100 million, subject to obtaining commitments from any participating lenders and certain other conditions. This agreement contains certain customary representations, warranties, and affirmative and negative covenants. The agreement also contains a financial covenant, which requires us to maintain a consolidated fixed charge coverage ratio of not less than 1.10x to 1.00x, provided that the financial covenant under the ABL Credit Agreement is only applicable during an event of default or if availability, as calculated under the Credit Agreement, is at any time less than or equal to the greater of (i) 10% of the Line Cap and (ii) $19 million.

At December 31, 2022, we were in compliance with the ABL Credit Agreement, and based on our current financial projections, we expect to remain in compliance. However, if our financial position, results of operations or market conditions deteriorate, we may not be able to remain in compliance. There can be no assurance that we will be able to remain in compliance with our ABL Credit Agreement. See Note 7, "Debt" to the Notes to Consolidated Financial Statements included in this report for additional information.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk on financial instruments is limited to our ABL Credit Agreements. As of December 31, 2022, there were no borrowings outstanding under our ABL Credit Agreement. The interest rates applied to borrowings on our ABL Credit Agreement are adjusted often and therefore react quickly to any movement in the general trend of market interest rates.

Foreign Currency Risk

We have minimal foreign currency exchange risk. Nearly all of our international sales are denominated in U.S. dollars.

Quantitative Information about Market Risk

	Expected Maturity Date						
(In millions)	**2023**	**2024**	**2025**	**2026**	**2027**	**Thereafter**	**Total**
Long-term debt:[1]							
Fixed rate	$ —	$ —	$ 270.0	$ —	$ —	$ 275.0	$ 545.0
Revolving credit facility	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Average interest rate	— %	— %	5.38 %	— %	— %	4.75 %	— %
Fair value at December 31, 2022							$ 504.3

[1] Excludes finance lease liabilities.

ITEM 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Clearwater Paper Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Clearwater Paper Corporation and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 14, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Measurement of the pension benefit obligation

As discussed in Notes 1 and 10 to the consolidated financial statements, the Company's pension benefit obligation was $234.7 million as of December 31, 2022. The measurement of the pension benefit obligation is based on actuarial assumptions that require judgment, which includes the discount rate applied to the pension benefit obligation.

We identified the evaluation of the discount rate used in the measurement of the pension benefit obligation as a critical audit matter. Specialized skills and knowledge were required to evaluate the discount rate used to determine the pension benefit obligation. In addition, there was subjectivity and judgment in applying and evaluating results of the procedures due to the sensitivity of the pension benefit obligation to changes in the discount rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain controls over the Company's pension benefit process. This included controls related to the determination of the discount rate assumption. We considered the change in the discount rate from that used in the prior year, including consideration of the changes in the discount rate in light of published reports of actuarial experts. We involved an actuarial professional with specialized skills and knowledge, who assisted in evaluating the discount rate as determined using the hypothetical bond portfolio model through analyzing the bond selection criteria, the bond ratings, and the cash flow matching of the model.

/s/ KPMG LLP

We have served as the Company's auditor since 2007.

Seattle, Washington
February 14, 2023

CLEARWATER PAPER CORPORATION
Consolidated Balance Sheets

(In millions, except share information)	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 53.7	$ 25.2
Receivables, net of allowance for current expected credit losses of $1.4 at December 31, 2022 and 2021	188.8	167.4
Inventories, net	324.0	277.7
Other current assets	19.9	16.9
Total current assets	586.3	487.2
Property, plant and equipment, net	1,017.1	1,081.8
Other assets, net	100.1	121.1
Total assets	$ 1,703.5	$ 1,690.1
Liabilities and stockholders' equity		
Current liabilities:		
Current portion of long-term debt	$ 0.9	$ 1.6
Accounts payable and accrued liabilities	311.1	252.5
Total current liabilities	312.0	254.1
Long-term debt	564.9	637.6
Liability for pension and other postretirement employee benefits	58.2	73.6
Deferred tax liabilities and other long-term obligations	196.4	213.1
Total liabilities	1,131.5	1,178.3
Stockholders’ equity:		
Preferred stock, par value $0.0001 per share, 5,000,000 shares authorized, no shares issued	—	—
Common stock, par value $0.0001 per share, 100,000,000 shares authorized, 16,761,869 and 16,692,102 shares issued	—	—
Additional paid-in capital	28.5	23.6
Retained earnings	576.8	530.7
Accumulated other comprehensive loss, net of tax	(33.3)	(42.6)
Total stockholders’ equity	572.1	511.7
Total liabilities and stockholders' equity	$ 1,703.5	$ 1,690.1

The accompanying notes are an integral part of these consolidated financial statements.

CLEARWATER PAPER CORPORATION
Consolidated Statements of Operations

(In millions, except per share data)	For The Years Ended December 31, 2022	2021	2020
Net sales	$ 2,080.1	$ 1,772.6	$ 1,868.6
Costs and expenses:			
Cost of sales	1,823.4	1,590.0	1,574.4
Selling, general and administrative expenses	133.0	112.9	122.0
Other operating charges, net	9.7	57.7	14.0
Total operating costs and expenses	1,966.2	1,760.6	1,710.4
Income from operations	113.9	12.0	158.1
Interest expense, net	(34.6)	(36.4)	(46.5)
Debt retirement costs	(0.5)	(1.0)	(5.9)
Other non-operating expense	(5.7)	(10.4)	(7.6)
Income (loss) before income taxes	73.1	(35.7)	98.2
Income tax provision (benefit)	27.0	(7.7)	21.1
Net income (loss)	$ 46.0	$ (28.1)	$ 77.1
Net income (loss) per common share:			
Basic	$ 2.71	$ (1.67)	$ 4.65
Diluted	$ 2.68	$ (1.67)	$ 4.61
Average shares of common stock used to compute net income (loss) per share (in thousands):			
Basic	16,985	16,767	16,569
Diluted	17,181	16,767	16,724

The accompanying notes are an integral part of these consolidated financial statements.

CLEARWATER PAPER CORPORATION
Consolidated Statements of Comprehensive Income

(In millions)	For The Years Ended December 31, 2022	2021	2020
Net income (loss)	$ 46.0	$ (28.1)	$ 77.1
Other comprehensive income (loss), net of tax:			
Defined benefit pension and other postretirement employee benefits:			
Net gain (loss) arising during the period, net of tax of $1.5, $1.4 and $(0.7)	4.7	4.0	(2.1)
Amortization of actuarial loss included in net periodic cost, net of tax of $1.6, $2.7 and $2.5	4.7	7.8	7.3
Other comprehensive income, net of tax	9.3	11.7	5.2
Comprehensive income (loss)	$ 55.3	$ (16.3)	$ 82.3

The accompanying notes are an integral part of these consolidated financial statements.

CLEARWATER PAPER CORPORATION
Consolidated Statements of Cash Flows

(In millions)	For The Years Ended December 31, 2022	2021	2020
Operating activities			
Net income (loss)	$ 46.0	$ (28.1)	$ 77.1
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:			
Depreciation and amortization	103.3	105.0	111.0
Equity-based compensation expense	12.7	9.1	10.5
Deferred taxes	(7.9)	(9.7)	33.5
Defined benefit pension and other postretirement employee benefits	3.0	7.2	3.8
Amortization of deferred debt costs and debt retirement	2.0	2.8	8.0
(Gain) loss on sale or impairment associated with assets	6.1	35.7	(1.4)
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	(16.9)	(5.3)	6.1
(Increase) decrease in inventory	(46.3)	(20.2)	18.1
Increase in other current assets	(2.4)	(1.7)	(11.2)
Increase (decrease) in accounts payable and accrued liabilities	49.2	1.9	(12.0)
Other, net	1.5	(0.2)	3.4
Net cash flows provided by operating activities	150.2	96.4	247.0
Investing activities			
Additions to property, plant and equipment [1]	(33.5)	(38.4)	(39.6)
Net proceeds from divested assets	—	13.3	—
Net cash flows used in investing activities	(33.5)	(25.1)	(39.6)
Financing activities			
Borrowings of short-term debt	—	—	108.5
Repayments of short-term debt	—	—	(122.0)
Borrowings of long-term debt	—	—	275.0
Repayment of long-term debt	(80.9)	(81.0)	(449.4)
Taxes paid related to net share settlement of equity awards	(2.5)	(1.7)	(0.7)
Repurchases of common stock	(5.0)	—	—
Payments for debt issuance costs	(0.9)	—	(4.4)
Other, net	0.8	0.7	—
Net cash flows used in financing activities	(88.6)	(82.0)	(192.9)
Increase (decrease) in cash, cash equivalents and restricted cash	28.2	(10.7)	14.4
Cash, cash equivalents and restricted cash at beginning of period	26.2	36.9	22.4
Cash, cash equivalents and restricted cash at end of period	$ 54.4	$ 26.2	$ 36.9
Supplemental disclosures of cash flow information			
Cash paid for interest, net of amounts capitalized	$ 33.0	$ 36.0	$ 45.0
Cash (received) paid for income taxes	$ 43.0	$ (7.7)	$ (7.9)

[1] Capital expenditures of $15.7 million, $11.0 million and $12.1 million that have not been paid of as December 31, 2022, 2021 and 2020 were excluded from the Statement of Cash Flows.

The accompanying notes are an integral part of these consolidated financial statements.

CLEARWATER PAPER CORPORATION
Consolidated Statements of Stockholders' Equity

(In millions, except share amounts which are in thousands)	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2019	16,515	$ —	$ 9.8	$ 481.7	$ (59.5)	$ 432.0
Net income	—	—	—	77.1	—	77.1
Stock-based compensation expense	—	—	7.6	—	—	7.6
Issuance of shares under stock plans, net	57	—	(0.7)	—	—	(0.7)
Pension and other postretirement employee benefits, net of tax of $1.8	—	—	—	—	5.2	5.2
Balance at December 31, 2020	16,572	—	16.6	558.8	(54.3)	521.1
Net loss	—	—	—	(28.1)	—	(28.1)
Stock-based compensation expense	—	—	8.0	—	—	8.0
Issuance of shares under stock plans, net	119	—	(1.1)	—	—	(1.1)
Pension and other postretirement employee benefits, net of tax of $4.2	—	—	—	—	11.7	11.7
Balance at December 31, 2021	16,692	—	23.6	530.7	(42.6)	511.7
Net income	—	—	—	46.0	—	46.0
Stock-based compensation expense	—	—	11.7	—	—	11.7
Issuance of shares under stock plans, net	220	—	(1.8)	—	—	(1.8)
Pension and other postretirement employee benefits, net of tax of $3.1	—	—	—	—	9.3	9.3
Repurchases of common stock	(150)	—	(5.0)	—	—	(5.0)
Balance at December 31, 2022	16,762	$ —	$ 28.5	$ 576.8	$ (33.3)	$ 572.1

The accompanying notes are an integral part of these consolidated financial statements.

CLEARWATER PAPER CORPORATION
Notes to Consolidated Financial Statements

NOTE 1 Summary of Significant Accounting Policies

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

We are a premier supplier of bleached paperboard and consumer and parent roll tissue. We supply bleached paperboard to quality-conscious printers and packaging converters, and offer services that include custom sheeting, slitting and cutting. We supply private label tissue to major retailers, including grocery, club, mass merchants and discount stores.

Unless the context otherwise requires or unless otherwise indicated, references in this report to "Clearwater Paper Corporation," "we," "our," "the Company" and "us" refer to Clearwater Paper Corporation and its subsidiaries. All dollar amounts are shown in millions, except per share.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the financial condition and results of operations of Clearwater Paper Corporation and its wholly-owned subsidiaries. All intercompany transactions and balances between operations within the Company have been eliminated. Certain amounts have been reclassified from prior year presentation for consistency.

CASH, CASH EQUIVALENTS AND RESTRICTED CASH

We consider all highly liquid instruments with maturities of three months or less to be cash equivalents. Cash that is held by a third party and has restrictions on its availability to us is classified as restricted cash. The following table provides a reconciliation of cash and cash equivalents and restricted cash reported on the Consolidated Balance Sheets to the sum of those same amounts shown in our Consolidated Statements of Cash Flows.

	December 31,		
	2022	2021	2020
Cash and cash equivalents	$ 53.7	$ 25.2	$ 35.9
Restricted cash included in Other current assets	0.7	—	—
Restricted cash included in Other assets, net	—	1.1	1.1
Total cash, cash equivalents and restricted cash	$ 54.4	$ 26.2	$ 36.9

ACCOUNTS RECEIVABLE

Receivables consist of:

	December 31,	
	2022	2021
Trade accounts receivable	$ 167.6	$ 154.1
Allowance for current expected credit losses	(1.4)	(1.4)
Unbilled receivables	9.1	7.2
Taxes receivable	10.6	6.1
Other	2.9	1.4
	$ 188.8	$ 167.4

INVENTORIES

Our inventories are stated at the lower of net realizable value or current cost using the average cost method.

	December 31,	
	2022	2021
Logs, chips and sawdust	$ 23.6	$ 13.7
Pulp	16.8	15.9
Paperboard and tissue products	171.9	148.0
Materials and supplies	111.7	100.1
	$ 324.0	$ 277.7

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, including assets acquired under finance lease obligations, and any interest costs capitalized, less accumulated depreciation. Depreciation of buildings, equipment and other depreciable assets is determined using the straight-line method. Estimated useful lives generally range from 10 to 40 years for land improvements, 10 to 40 years for buildings and improvements and 2 to 25 years for machinery and equipment (includes office and other equipment).

	December 31,	
	2022	2021
Land and land improvements	$ 106.1	$ 109.1
Buildings and improvements	456.8	452.5
Machinery and equipment	2,346.5	2,377.5
Construction in progress	23.9	22.4
	2,933.4	2,961.5
Less accumulated depreciation and amortization	(1,916.3)	(1,879.7)
Property, plant and equipment, net	$ 1,017.1	$ 1,081.8

At December 31, 2022 and 2021, included within property, plant and equipment, net were finance leases of $31.8 million and $27.7 million and associated accumulated depreciation amounts of $16.4 million and $15.2 million.

Depreciation expense totaled $101.1 million, $102.0 million and $107.8 million for the years ended December 31, 2022, 2021 and 2020.

PLANNED MAINTENANCE

We recognize the cost of repair and maintenance activities in the period in which the activity is performed or goods are consumed under the direct expense method. We perform planned maintenance activities at our facilities periodically and associated expenses are included in cost of sales.

LEASES

Operating lease right-of-use (ROU) assets and liabilities are recognized at the commencement date of a lease based on the present value of lease payments over the lease term. Our leases may include options to extend or terminate the lease. These options to extend are included in the lease term when it is reasonably certain that we will exercise that option. Some leases have variable payments: however, because they are not based on an index or rate, they are not included in the ROU assets and liabilities. Variable payments for real estate leases primarily relate to common area maintenance, insurance, taxes and utilities. Variable payments for equipment, vehicles, and leases within supply agreements primarily relate to usage, repairs and maintenance. As the implicit rate is not readily determinable for most of our leases, we apply a portfolio approach using an estimated incremental borrowing rate to determine the initial present value of lease payments over the lease terms on a collateralized basis over a similar term, which is based on market and company specific information. We use our unsecured borrowing rate and risk-adjust that rate to approximate a collateralized rate. Leases having a lease term of twelve months or less are not recorded on the balance sheet and the related lease expense is recognized on a straight-line basis over the term of the lease. In addition, we have applied the practical expedient to account for the lease and non-lease components as a single lease component for all of our leases.

See Note 4, "Leases" for further information.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	
	2022	2021
Trade payables	$ 213.0	$ 156.2
Accrued compensation	41.9	29.3
Operating lease liabilities	12.0	16.1
Other	44.2	50.8
	$ 311.1	$ 252.5

Included in accounts payable and other accrued liabilities is $15.7 million and $11.0 million related to capital expenditures that had not yet been paid as of December 31, 2022 and as of December 31, 2021.

RETIREMENT PLANS AND POSTRETIREMENT BENEFITS

We are required to use actuarial methods and assumptions in the valuation of defined benefit obligations and other postretirement obligations and the determination of expense. Differences between actual and expected results or changes in the values of the obligations and plan assets are not recognized in earnings as they occur but, rather, systematically and gradually over subsequent periods.

See Note 10, "Retirement Plans and Postretirement Benefits" for further information.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in our consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, we reassess these probabilities and record any changes in the consolidated financial statements as appropriate.

See Note 6, "Income Taxes" for further information.

REVENUE RECOGNITION

We enter into contracts that can include various combinations of tissue and paperboard products, which are generally distinct and accounted for as separate performance obligations.

Generally, revenue is recognized at a point in time upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. Transfer of control typically occurs when the title and risk of loss passes to the customer. Shipping terms generally indicate when title and the risk of loss have passed, usually this is upon receipt at our customer's destination. We have elected to treat shipping and handling costs as a fulfillment cost. We typically expense incremental direct costs of obtaining a contract (sales commissions) when incurred because the amortization period is generally 12 months or less. We maintain consignment inventory at a limited number of customer locations. For consigned inventory, we recognize revenue upon transfer of control, which is often in advance of invoicing the customer. These amounts are classified as unbilled receivables in the above detail of accounts receivable.

We provide for trade promotions, customer cash discounts and other deductions, which are considered variable consideration and recorded as a reduction of net sales. Returns and credits are estimated at contract inception and updated at the end of each reporting period as additional information becomes available. Revenue, net of returns and credits, is only recognized to the extent that it is probable that a significant reversal of any incremental revenue will not occur. Judgment associated with forecasted volumes is required to determine the most probable amount of variable consideration to apply as a reduction to net sales. As of December 31, 2022 and 2021, we had $6.3 million and $9.2 million accrued as customer rebates. Revenue is recognized net of any taxes collected from customers.

See Note 15, "Segment Information" for further information, including the disaggregation of revenue by segment, primary geographical market, and major product type.

OTHER OPERATING CHARGES, NET

We classify significant amounts unrelated to ongoing core operating activities as “Other operating charges, net” in the Consolidated Statements of Operations. Such items include, but are not limited to, amounts related to facility closures and related gain (loss) on sale and impairment, restructuring charges (including severance charges), charges to establish and maintain litigation or environmental reserves, gains or losses from settlements with governmental or other organizations and cash settled equity-based compensation to our directors. Due to the nature of these items, amounts in the statement of operations can fluctuate from year to year. The determination of which items are considered significant and unrelated to core operations is based upon management’s judgment.

See Note 8, "Other Operating Charges, net" for a discussion of specific amounts in 2022, 2021 and 2020.

ACCOUNTS RECEIVABLE ARRANGEMENT

During 2019, we entered into an uncommitted supply-chain financing program with a global financial institution under which a specific customer's trade accounts receivable may be acquired, without recourse, by the institution at a discounted rate. Available capacity under this program is dependent on the level of our trade accounts receivable with this customer and the financial institution’s willingness to purchase such receivables. We have no servicing responsibilities under this agreement. This agreement allows us to obtain payment more quickly than under the contractual terms of sale to this customer.

Receivables sold are de-recognized from our Consolidated Balance Sheets. For the years ended December 31, 2022 and 2021, we sold $216.1 million and $202.2 million, of receivables. The proceeds from these sales of receivables are included within operating activities in our Consolidated Statements of Cash Flows. For the years ended December 31, 2022, 2021, and 2020 factoring expense on the sale of receivables was $1.8 million, $0.9 million, and $1.2 million.

ENVIRONMENTAL AND ASSET RETIREMENT OBLIGATIONS

We estimate our environmental and asset retirement obligations based on various assumptions and judgments, the specific nature of which varies in light of the particular facts and circumstances surrounding each liability. These estimates typically reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities and the probable cost of these activities. We have accrued only for specific costs related to environmental matters that we have determined are probable and for which an amount can be reasonably estimated. For asset retirement obligations, the liability is accreted to its settlement value and, where appropriate, the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we recognize a gain or loss for any difference between the settlement amount and the liability recorded. Our asset retirement obligation is included in "Deferred taxes and other long-term obligations" in the Consolidated Balance Sheets. Our asset retirement obligation reflects the estimated present value of our obligations for capping, closure and post closure cost with respect to landfills, asbestos remediation and other ongoing environmental monitoring. The following table represents the activity associated with our asset retirement obligations.

	For The Years Ended December 31,	
	2022	2021
Beginning balance	$ 2.0	$ 3.8
Accretion expense	—	0.1
Adjusted to other operating charges, net	—	(1.8)
Payments made	(0.1)	(0.1)
Ending balance	$ 1.9	$ 2.0

The reduction to our asset retirement obligations for the year ended December 31, 2021 relates to the sale of assets discussed in Note 8, "Other Operating Charges, net".

NOTE 2 Recently Adopted and New Accounting Standards

RECENTLY ADOPTED

In November 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2021-10, *Disclosures by Business Entities About Government Assistance (Topic 832),* which requires disclosures about certain types of government assistance including the nature of the assistance, related accounting policies, and the effect on an entity's financial statements. The new standard is effective for annual periods beginning after December 15, 2021 with prospective or retrospective adoption permitted. This ASU was adopted prospectively as of January 1, 2022 and did not have a material impact on our consolidated financial statements.

NEW ACCOUNTING STANDARDS

In September 2022, the FASB issued ASU No. 2022-04, *Liabilities—Supplier Finance Programs (Subtopic 405-50)*. This standard requires disclosure of the key terms of outstanding supplier finance programs and a roll forward of the related obligations. The new standard does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. This ASU is effective for annual periods beginning after December 15, 2022, except for the roll forward requirement, which is effective for annual periods beginning after December 15, 2023. Upon adoption, we will be required to include additional disclosures to the extent we have material supplier finance program obligations.

NOTE 3 Fair Value Measurements

Fair value measurements and disclosures requirements establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. Level 1 inputs, the highest priority, are quoted prices in active markets for identical assets or liabilities. Level 2 inputs reflect other than quoted prices included in level 1 that are either observable directly or through corroboration with observable market data. Level 3 inputs are unobservable inputs due to little or no market activity for the asset or liability, such as internally-developed valuation models.

Carrying amounts reported on the consolidated balance sheets for cash and cash equivalents, restricted cash, receivables and accounts payable approximate fair value due to the short-term maturity of these instruments. See discussion on fair market values for long-term debt included within Note 7, "Debt".

We review the carrying values of goodwill and long-lived assets to be held and used for impairment wherever events or changes in circumstances indicate possible impairment. An impairment loss is recognized when a long-lived asset's carrying value is not recoverable and exceeds estimated fair value. See Note 5, "Goodwill and Intangible Assets" for discussion of fair market values for goodwill.

NOTE 4 Leases

We have operating leases for manufacturing, office, warehouse, equipment and vehicles. Our leases have remaining lease terms from less than one to thirteen years, and some of our leases include one or more options to renew.

COMPONENTS OF LEASE EXPENSE

	For The Years Ended December 31,		
	2022	2021	2020
Operating lease costs	$ 17.4	$ 16.6	$ 15.9
Finance lease costs:			
Amortization of ROU assets	1.3	1.8	1.8
Interest on lease liabilities	2.1	1.7	1.8
Total finance lease costs	3.3	3.5	3.5
Variable lease costs	1.8	1.7	1.6
Total lease costs	$ 22.5	$ 21.8	$ 21.0

SUPPLEMENTAL BALANCE SHEET INFORMATION

	Classification	December 31, 2022	December 31, 2021
Lease ROU assets			
Operating lease assets	Other assets, net	$ 43.3	$ 53.6
Finance lease assets, net	Property, plant and equipment, net	$ 15.4	$ 12.5
Lease Liabilities			
Current operating lease liabilities	Accounts payable and accrued liabilities	$ 12.0	$ 16.1
Current finance lease liabilities	Current portion of long-term debt	$ 0.9	$ 1.6
Non-current operating lease liabilities	Deferred tax liabilities and other long-term obligations	$ 35.9	$ 42.7
Non-current finance lease liabilities	Long-term debt	$ 23.3	$ 17.5
Total operating lease liabilities		$ 47.9	$ 58.8
Total finance lease liabilities		24.2	19.1

LEASE TERM AND DISCOUNT RATE

	December 31, 2022	December 31, 2021
Weighted average remaining lease term (years)		
Operating leases	4.9	5.3
Finance leases	13.3	9.0
Weighted average discount rate		
Operating leases	4.8 %	4.8 %
Finance leases	8.5 %	8.4 %

SUPPLEMENTAL CASH FLOW INFORMATION

	For The Years Ended December 31, 2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 19.7	$ 18.8	$ 17.9
Operating cash flows from finance leases	2.1	1.6	1.8
Financing cash flows from finance leases	1.1	1.7	1.6
Non-cash amounts for lease liabilities arising from obtaining ROU assets:			
Operating leases	$ 6.4	$ 5.0	$ 4.4
Finance leases	4.2	—	0.3

MATURITY OF LEASE LIABILITIES

As of December 31, 2022, our future maturities of lease liabilities were as follows:

	Operating	Finance
2023	$ 14.0	$ 2.9
2024	10.5	2.8
2025	9.1	2.8
2026	7.8	2.9
2027	6.1	2.9
Thereafter	6.6	26.9
Total lease payments	54.0	41.2
Less imputed interest	(6.0)	(17.0)
Present value of lease liabilities	$ 47.9	$ 24.2

NOTE 5 Goodwill and Intangible Assets

Changes in the carrying amounts of goodwill and intangible assets allocated to each segment were as follows:

	Pulp and Paperboard		Total
	Goodwill	Intangibles	
Balance as of December 31, 2020	$ 35.1	$ 13.7	$ 48.8
Amortization	—	(2.9)	(2.9)
Balance as of December 31, 2021	35.1	10.8	45.9
Amortization	—	(2.2)	(2.2)
Balance as of December 31, 2022	$ 35.1	$ 8.6	$ 43.6

For all periods presented in the table above, the Consumer Products segment had no goodwill or intangible assets with a net book value.

As of December 31, 2022, intangible assets consisted of $8.6 million customer relationships. As of December 31, 2021, intangible assets consisted of $10.7 million of customer relationships, and $0.1 million of other intangibles. Outstanding definite-lived intangible assets are amortized over their useful lives of 10 years.

We annually evaluate goodwill for possible impairment as of November 1 with additional interim evaluation performed when management believes that it is more likely than not that events or circumstances have occurred that would result in the impairment of a reporting unit's goodwill. We evaluate our intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

The gross book value and accumulated amortization of definite lived intangible assets at December 31, 2022 was $34.9 million and $26.3 million. The gross book value and accumulated amortization of definite lived intangible assets at December 31, 2021 was $34.9 million and $24.1 million.

As of December 31, 2022, estimated future amortization expense related to intangible assets is as follows:

	Amount
2023	$ 2.1
2024	2.1
2025	2.1
2026	2.1
2027	—
Total	$ 8.6

NOTE 6 Income Taxes

INCOME TAX PROVISION (BENEFIT)

The components of income tax provision (benefit) is comprised of the following:

	For The Years Ended December 31,		
	2022	2021	2020
Current			
Federal	$ 31.2	$ 1.3	$ (17.4)
State	3.8	0.7	1.8
Total current	34.9	2.0	(15.6)
Deferred			
Federal	(7.6)	(8.8)	32.5
State	(0.3)	(0.9)	4.2
Total deferred	(7.9)	(9.7)	36.7
Income tax provision (benefit)	$ 27.0	$ (7.7)	$ 21.1

The income tax provision (benefit) differs from the amount computed by applying the statutory federal income tax rate to income (loss) before income taxes due to the following:

	For The Years Ended December 31,		
	2022	2021	2020
Tax at the statutory rate	21.0 %	21.0 %	21.0 %
State and local taxes, net of federal income tax impact	3.3 %	(0.5)%	5.7 %
Adjustment for state deferred tax rate [1]	(7.8)%	1.2 %	(0.3)%
CARES Act net operating loss carryback	— %	— %	(7.1)%
Federal credits [2]	10.1 %	(0.2)%	(1.3)%
Uncertain tax positions	(0.8)%	0.5 %	2.2 %
Worthless stock deduction	(93.6)%	— %	— %
Uncertain tax position - worthless stock deduction	93.6 %	— %	— %
Non-deductible expenses	2.2 %	(0.6)%	2.3 %
Change in valuation allowances[1]	8.1 %	0.1 %	0.1 %
Other, net	0.8 %	0.2 %	(1.1)%
Income tax provision (benefit)	37.0 %	21.6 %	21.5 %

[1] In 2022, Idaho revised their state income tax rate. Given our expected utilization, we recorded an offset to our valuation allowances for the amount of this reduction.

[2] In 2022, we adjusted our tax positions under audit related to the disallowance of a previously taken federal tax credits

based upon interpretation of the law.

DEFERRED TAXES

The tax effects of significant temporary differences creating deferred tax assets and liabilities at December 31 were:

	2022	2021
Deferred tax assets:		
Employee benefits	$ 3.2	$ 3.4
Postretirement employee benefits	12.9	18.5
Incentive compensation	3.5	6.6
Inventories	2.2	0.2
Pensions	0.9	—
Federal and state credit carryforwards	10.1	13.5
Federal and state net operating losses	3.3	4.1
Operating leases	12.0	15.2
Other	1.5	—
Total deferred tax assets	49.6	61.5
Valuation allowance	(10.8)	(5.4)
Deferred tax assets, net of valuation allowance	38.8	56.1
Deferred tax liabilities:		
Property, plant and equipment, net	(168.3)	(185.5)
Operating leases	(10.8)	(13.8)
Pensions	—	(1.5)
Intangible assets, net	(1.8)	(2.3)
Other	—	(0.6)
Total deferred tax liabilities	(180.9)	(203.7)
Net deferred tax liabilities	$ (142.1)	$ (147.6)

Net deferred tax assets (liabilities) consist of:

	December 31,	
	2022	2021
Non-current deferred tax assets[1]	$ 0.6	$ 2.2
Non-current deferred tax liabilities	(142.7)	(149.9)
Net deferred tax liabilities	$ (142.1)	$ (147.6)

[1] Included in "Other assets, net" on our accompanying December 31, 2022 and 2021 Consolidated Balance Sheets.

We have tax benefits associated with state jurisdictions totaling $2.7 million which expire between 2023 and 2042.

UNCERTAIN TAX POSITIONS

The following table provides a roll forward of our unrecognized tax benefits and associated interest and penalties.

	For The Years Ended December 31,		
	2022	2021	2020
Beginning balance	$ 5.9	$ 6.4	$ 4.1
Increases:			
Tax position taken in current year	68.6	0.2	0.4
Tax position taken in prior years	(0.1)	(0.7)	1.9
Decreases:			
Settlements during the year	(3.1)	—	—
Lapse of statues in current year	(0.9)	—	—
Ending balance	$ 70.4	$ 5.9	$ 6.4

Unrecognized tax benefits net of related deferred tax assets at December 31, 2022, if recognized, would have favorably impacted our effective tax rate by decreasing our tax provision by $70.0 million while the remaining $0.4 million is not expected to have a rate impact if recognized. We reflect accrued interest related to tax obligations, as well as penalties, in our provision for income taxes. For years ended December 31, 2022, 2021, and 2020, we accrued interest of less than $0.4 million each year in our income tax provision and no penalties in our income tax provision.

During 2022, we ceased operations in our wholly owned subsidiary, Cellu Tissue Holdings, Inc. and recorded a $68.4 million reserve for an estimated uncertain tax position relating to a worthless stock deduction for our investment. We have requested a ruling from the IRS in connection with the worthless stock deduction and expect a determination in 2023. It is reasonably possible that a decrease of $68.4 million in unrecognized tax benefits may occur within the next twelve months related to a favorable ruling.

We have operations in many states within the U.S. and are subject, at times, to tax audits in these jurisdictions. During 2022, we effectively settled federal tax years 2015 through 2019, however such years remain subject to exam until the U.S. federal exam is formally closed. With a few exceptions, we are no longer subject to state and local tax examination for years prior to 2018.

NOTE 7 Debt

Long-term debt at the balance sheet dates consisted of:

		December 31, 2022			December 31, 2021		
	Interest Rate at December 31, 2022	Principal	Unamortized Debt Costs	Total	Principal	Unamortized Debt Costs	Total
Term loan maturing 2026, variable interest rate		$ —	$ —	$ —	$ 50.0	$ (0.6)	$ 49.4
2014 Notes, maturing 2025, fixed interest rate	5.4%	270.0	(0.5)	269.5	300.0	(0.9)	299.1
2020 Notes, maturing 2028, fixed interest rate	4.8%	275.0	(2.9)	272.1	275.0	(3.4)	271.6
ABL Credit Agreement, variable interest rates	7.8%	—	—	—	—	—	—
Finance leases		24.2	—	24.2	19.1	—	19.1
Total debt		569.2	(3.4)	565.8	644.1	(4.8)	639.2
Less: current portion		(0.9)	—	(0.9)	(1.6)	—	(1.6)
Net long-term portion		$ 568.3	$ (3.4)	$ 564.9	$ 642.5	$ (4.8)	$ 637.6

Deferred debt costs are amortized over the life of the related debt using a straight-line basis which approximates the effective interest method. Deferred debt costs associated with our current line of credit is recorded within "Other current assets" and "Other assets, net" on our Consolidated Balance Sheets.

The fair value of our debt as of December 31 is included in the following table:

	2022	2021
Term loan maturing 2026, variable interest rate	$ —	$ 49.8
2014 Notes, maturing 2025, fixed interest rate	263.1	324.6
2020 Notes, maturing 2028, fixed interest rate	241.2	278.9
	$ 504.3	$ 653.3

During the year ended December 31, 2022, we fully repaid the outstanding balance of the Term loan agreement.

ABL CREDIT AGREEMENT

During 2022, we entered into the third amendment of our ABL Credit Agreement with several lenders and JPMorgan Chase Bank, N.A. (JPMorgan) as administrative agent. The amended agreement matures on November 7, 2027 and includes a $275.0 million revolving loan commitment, subject to borrowing base limitations based on a percentage of applicable eligible receivables and eligible inventory. Based upon our Consolidated Balance Sheets as of December 31, 2022, our eligible receivables and inventory supported up to $264.3 million availability under the line of which no borrowings were outstanding and $3.5 million was utilized to issue letters of credit. We may, at our option, prepay any borrowings under the ABL Credit Agreement, in whole or in part, at any time and from time to time without premium or penalty (except in certain circumstances). Borrowings under the ABL Credit Agreement are also subject to mandatory prepayment in certain circumstances, including in the event that borrowings exceed applicable borrowing base limits. We may also increase commitments under the ABL Credit Agreement in an aggregate principal amount of up to $100 million, subject to obtaining commitments from any participating lenders and certain other conditions.

Under the ABL Credit Agreement, loans may bear interest based on SOFR (secured overnight financing rate) or an annual base rate, as applicable, plus, in each case, an applicable margin that is based on availability, as calculated under the ABL Credit Agreement that may vary from 1.25% per annum to 1.75% per annum in the case of SOFR loans and 0.25% per annum to 0.75% per annum in the case of annual base rate loans. In addition, a commitment fee based on unused availability is also payable which may vary from 0.25% per annum to 0.375% per annum.

The ABL Credit Agreement contains certain customary representations, warranties, and affirmative and negative covenants of us and our subsidiaries that restrict us and our subsidiaries' ability to take certain actions, including, incurrence of indebtedness, creation of liens, mergers or consolidations, dispositions of assets, repurchase or redemption of capital stock and certain types of indebtedness, making certain investments, entering into certain transactions with affiliates or changing the nature of our business. The agreement also contains a financial covenant, which requires us to maintain a consolidated fixed charge coverage ratio of not less than 1.10x to 1.00x, provided that the financial covenant under the ABL Credit Agreement is only applicable during an event of default or if availability, as calculated under the ABL Credit Agreement, is at any time less than or equal to the greater of (i) 10% of the Line Cap and (ii) $19 million. As of December 31, 2022, our fixed charge coverage ratio was approximately 2.68x. Our ability to utilize our ABL Credit Agreement could be limited in the future by our bond indentures which have limitations on liens.

2014 NOTES

In 2014, we issued $300 million aggregate principal amount of senior notes (2014 Notes), due February 1, 2025, with an interest rate of 5.375%. As of December 31, 2022, $270 million of the 2014 Notes remain outstanding.

The 2014 Notes are guaranteed by all of our direct and indirect domestic subsidiaries, as well as any future direct and indirect domestic subsidiaries that do not constitute an immaterial subsidiary under the indenture governing the 2014 Notes. The 2014 Notes are equal in right of payment with all other existing and future unsecured senior indebtedness and are senior in right of payment to any future subordinated indebtedness. The 2014 Notes are effectively subordinated to all of our existing and future secured indebtedness, including borrowings under our ABL Credit Agreement. The terms of the 2014 Notes limit our ability and the ability of any restricted subsidiaries to incur certain liens, engage in sale and leaseback transactions and consolidate, merge with, or convey, transfer or lease substantially all of our or their assets to another person.

We may, on any one or more occasions, redeem all or a part of the 2014 Notes, upon not less than 30 days nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount of the 2014 Notes redeemed, plus the applicable premium as of, and accrued and unpaid interest, to the date of redemption. In addition, we may be required to make an offer to purchase the 2014 Notes upon the sale of certain assets or upon a change of control.

2020 NOTES

In 2020, we issued $275 million aggregate principal amount of senior notes (2020 Notes) due August 15, 2028 with an interest rate of 4.75%.

The 2020 Notes are unsecured and effectively subordinated to all of the Company's existing and future secured debt, including borrowings under its existing credit facilities. The 2020 Notes are guaranteed on an unsecured basis by each of the Company's existing direct and indirect domestic subsidiaries, and will be guaranteed by each of the Company's future direct and indirect domestic subsidiaries, subject to certain exceptions. If the Company is unable to make payments on the 2020 Notes when they are due, each Guarantor is obligated to make such payments.

The Indenture contains covenants that, among other things, limit our ability and the ability of any of our subsidiaries to (i) enter into sale leaseback transactions, (ii) incur liens and (iii) consolidate, merge or sell all or substantially all of our assets. In addition, the Indenture requires, among other things, we provide certain reports to holders of the 2020 Notes. These covenants are subject to a number of exceptions, limitations and qualifications as set forth in the Indenture.

We may redeem all or a portion of the 2020 Notes at specified redemption prices plus accrued and unpaid interest. In addition, we may be required to make an offer to purchase the 2020 Notes upon the sale of certain assets and upon a change in control.

SCHEDULED PAYMENTS

As of December 31, 2022, our next scheduled maturity payments are $270 million of 2014 Notes due in February of 2025 and $275 million of 2020 Notes due in August of 2028.

NOTE 8 Other Operating Charges, net

The major components of "Other operating charges, net" in the Consolidated Statements of Operations for the years ended December 31 are reflected in the table below:

	Years Ended December 31,		
	2022	2021	2020
Costs associated with mill closure	$ 0.4	$ 50.0	$ (1.4)
Reorganization and other expenses	1.6	8.4	3.4
Union settlement	—	—	6.6
Miscellaneous environmental accruals	—	(1.8)	2.5
Impairment of equipment	6.1	—	—
Directors' equity-based compensation expense	0.9	1.1	2.9
Other	0.7	—	—
	$ 9.7	$ 57.7	$ 14.0

2022

During 2022, we recorded a $9.7 million net loss in "Other operating charges, net". The components of the net loss include:

- expense of $0.4 million associated with mill closure costs,
- loss of $6.1 million associated with the impairment of fixed assets,
- expenses of $1.6 million related to reorganization and other expenses including consulting fees associated with our efforts to achieve long-term performance improvements, and
- expense of $0.9 million relating to directors' equity based compensation which is remeasured each period based upon changes in our stock price.

2021

During 2021, we recorded a $57.7 million net loss in "Other operating charges, net". The components of the net loss include:

- expense of $50.0 million associated with mill closure, and subsequent sale of land, building and related equipment, including $37.2 million associated with the impairment of fixed assets and certain inventory and $12.8 million associated with severance and other related closure costs,
- expenses of $8.4 million related to reorganization and other expenses including consulting fees associated with our efforts to achieve long-term performance improvements,
- gain of $1.8 million associated with the release of asset retirement obligations attributable to divested assets, and
- expense of $1.1 million relating to directors' equity based compensation which is remeasured each period based upon changes in our stock price.

2020

During 2020, we recorded a $14.0 million net loss in "Other operating charges, net". The components of the net loss include:

- expenses of $3.4 million related to reorganization expenses (primarily related to corporate expenses),
- expenses of $6.6 million associated with union settlement retroactive wage payments ($2.6 million associated with Consumer Products and $4.0 million associated with Paperboard segments),
- expenses of $2.5 million associated with certain environmental liabilities primarily related to asbestos remediation,
- expense of $2.9 million relating to directors' equity based compensation which is remeasured each period based upon changes in our stock price, and
- gain of $1.4 million attributable to the final settlement and escrow release associated with the 2018 divestiture of our Ladysmith Consumer Products facility.

NOTE 9 Non-Operating Expense

The major components of “Non-operating expense” in the Consolidated Statements of Operations for the years ended December 31 are reflected in the table below:

	Years Ended December 31,		
	2022	2021	2020
Interest expense	$ (34.2)	$ (35.2)	$ (44.4)
Amortization of debt issuance costs	(1.5)	(1.8)	(2.1)
Interest income	1.0	0.6	—
Interest expense, net	(34.6)	(36.4)	(46.5)
Debt retirement costs	(0.5)	(1.0)	(5.9)
Non-operating pension and other postretirement employee benefits expense	(5.7)	(10.4)	(7.6)
Total non-operating expense	$ (40.9)	$ (47.7)	$ (59.9)

NOTE 10 Retirement Plans and Postretirement Benefits

Certain of our employees are eligible to participate in defined contribution savings and defined benefit postretirement plans. These include 401(k) savings plans, defined benefit pension plans including company-sponsored and multiemployer plans, and other postretirement employee benefit (OPEB) plans.

401(k) Savings Plans

Substantially all of our employees are eligible to participate in 401(k) savings plans, which include a company match component. As of December 31, 2022 our contributions may be up to 7.7% for U.S. salaried and non-union hourly employees, consisting of a match of up to 4.2% of allowable contributions and an automatic employer contribution of 3.5%. Contributions associated with our union employees are based upon negotiated agreements. In 2022, 2021 and 2020, we recorded expense of $15.7 million, $16.4 million, and $17.3 million related to employer contributions to the 401(k) plans.

Company-Sponsored Defined Benefit Pension and OPEB Plans

A portion of our salaried and hourly employees are covered by company-sponsored noncontributory defined benefit pension plans. We provide retiree health care and life insurance plans, which cover certain salaried and hourly employees. Retiree health care benefits for Medicare eligible participants over the age of 65 are provided through Health Reimbursement Accounts, or HRA's. Benefits for retirees under the age of 65 are provided under our company-sponsored health care plans, which require retiree contributions and contain other cost-sharing features. The retiree life insurance plans are primarily noncontributory.

We also maintain a Salaried Supplemental Benefit Plan, an unfunded, non-qualified defined benefit plan intended to provide supplemental retirement benefits to certain executives. Benefits in the Salaried Supplemental Benefit Plan are generally provided to restore benefits or company contributions that are reduced under the company sponsored qualified plans due to the limits of Section 401(a)(17) or 415 of the Code. The plan is composed of a defined benefit portion and a defined contribution portion. The defined benefit portion of the plan was frozen on December 31, 2011 (the date on which all benefit accruals under the Salaried Retirement Plan were frozen) and as of December 31, 2022, we had two active employees under this portion. We paid benefits of $0.5 million associated with the defined benefit portion of the plan in 2022. The defined contribution portion of this liability totaled $1.6 million and $1.4 million at December 31, 2022 and 2021. The current and long term portions of the liability is included in "Accounts payable and accrued liabilities" and "Deferred tax liabilities and other long-term obligations" on our Consolidated Balance Sheets. The defined benefit portion is included in the pension benefit plans tables below.

Pension and Other Postretirement Employee Benefit Plans

The following table shows the changes in the benefit obligation, plan assets and funded status for 2022 and 2021 for both the pension benefit plans and the other postretirement employee benefit plans.

	Pension Benefit Plans		Other Postretirement Employee Benefit Plans	
	2022	2021	2022	2021
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$ 310.1	$ 334.9	$ 71.9	$ 74.2
Service cost	2.2	1.8	0.3	0.4
Interest cost	8.9	8.4	2.1	2.0
Actuarial (gains) losses	(65.5)	(14.0)	(17.3)	0.2
Benefits paid	(21.0)	(21.1)	(4.8)	(4.9)
Benefit obligation at end of year	234.7	310.1	52.2	71.9
Changes in plan assets:				
Fair value of plan assets at beginning of year	317.5	335.9	—	—
Actual return on plan assets	(65.3)	2.2	—	—
Employer contribution	0.5	0.4	4.8	4.9
Benefits paid	(21.0)	(21.1)	(4.8)	(4.9)
Fair value of plan assets at end of year	231.7	317.5	—	—
Funded status at end of year	$ (3.0)	$ 7.4	$ (52.1)	$ (71.9)
Amounts recognized in Consolidated Balance Sheets:				
Non-current assets	$ 8.4	$ 14.8	$ —	$ —
Current liabilities	(0.4)	(0.4)	(4.9)	(5.3)
Non-current liabilities	(11.0)	(7.0)	(47.2)	(66.6)
Net amount recognized	$ (3.0)	$ 7.4	$ (52.1)	$ (71.9)
Amounts recognized in accumulated other comprehensive loss (pre-tax):				
Net actuarial loss (gain)	$ 62.5	$ 57.6	$ (11.5)	$ 5.8

The benefit obligation for our pension benefits is the projected benefit obligation based upon credited service as of the measurement date.

The December 31, 2022 pension funded status was favorably affected by an increase in the discount rate, partially offset by lower than expected asset returns. The December 31, 2022 OPEB benefit obligation decreased as of December 31, 2022 due to an increase in the discount rate, decrease in claim costs assumptions, and the continued payment of benefits, partially offset by demographic changes.

Information as of December 31 for certain pension plans included above with accumulated benefit obligations in excess of plan assets were as follows:

	2022	2021
Projected benefit obligation	$ 132.6	$ 173.9
Accumulated benefit obligation	132.6	173.9
Fair value of plan assets	121.2	166.4

Net Periodic Cost

Service cost is the actuarial present value of benefits attributed by the plans' benefit formula to services rendered by employees during the year. Interest cost represents the increase in the projected benefit obligation, which is a discounted amount, due to the passage of time. The expected return on plan assets reflects the computed amount of current-year earnings from the investment of plan assets using an estimated long-term rate of return.

	Pension Benefit Plans			Other Postretirement Employee Benefit Plans		
	2022	2021	2020	2022	2021	2020
Service cost	$ 2.2	$ 1.8	$ 2.2	$ 0.3	$ 0.4	$ 0.1
Interest cost	8.9	8.4	10.4	2.1	2.0	2.3
Expected return on plan assets	(11.3)	(10.6)	(15.0)	—	—	—
Amortization of actuarial loss	6.2	10.2	9.8	—	0.3	—
Net periodic cost	$ 5.9	$ 9.9	$ 7.5	$ 2.4	$ 2.7	$ 2.4

The components of net periodic pension expense other than the Service cost component are included in "Other non-operating expense" in the Consolidated Statements of Operations. During 2022, 2021, and 2020, $2.2 million, $2.0 million and $1.9 million of net periodic pension and OPEB costs were charged to "Cost of sales" and $0.4 million, $0.2 million and $0.5 million were charged to "Selling, general and administrative expenses," in the accompanying Consolidated Statements of Operations.

Assumptions:	Pension Benefit Plans			Other Postretirement Employee Benefit Plans		
	2022	2021	2020	2022	2021	2020
Actuarial assumption used to determine benefit obligation:						
Discount rate	5.6 %	3.0 %	2.6 %	5.6 %	2.9 %	2.6 %
Actuarial assumption used to determine net periodic pension cost:						
Discount rate	3.0 %	2.6 %	3.4 %	2.9 %	2.6 %	3.6 %
Expected return on plan assets	4.0 %	3.8 %	5.5 %	—	—	—

The discount rate used in the determination of pension benefit and OPEB obligations and pension expense was determined based on a review of long-term high-grade bonds.

The expected return on plan assets assumption is based upon an analysis of historical long-term returns for various investment categories, as measured by appropriate indices and forward looking expectations of returns. These indices are weighted based upon the extent to which plan assets are invested in the particular categories in arriving at our determination of a composite expected return.

The assumed health care cost trend rate used to calculate 2022 OPEB cost was 5.7% in 2022, grading to 3.7% over approximately 60 years, for participants whose benefits are not provided through HRAs, and 4.5% in 2022 through 2029, then grading to 3.7% after 2029 for participants whose benefits are provided through HRAs. The health care cost trend rate used to calculate December 31, 2022 OPEB obligations was 6.5% in 2023, grading to 3.7% over approximately 50 years, for participants whose benefits are not provided through HRAs, and 6.5% in 2023, grading to 4.5% over 8 years, for participants whose benefits are provided through HRAs.

Plan Assets

There have been no changes in the methodologies used during 2022 and 2021. Investments in common and collective trust funds are generally valued based on their respective net asset value (or its equivalent), as a practical expedient to estimate fair value due to the absence of a readily determinable fair value.

The following tables set forth by level, within the fair value hierarchy, the investments at fair value for our company-sponsored pension benefit plans:

	December 31, 2022		
	Level 1	Investments measured at net asset value	Total
Cash and cash equivalents	$ 1.6	$ —	$ 1.6
Common and collective trust:			
Collective investment funds	—	230.1	230.1
Total investments at fair value	$ 1.6	$ 230.1	$ 231.7

	December 31, 2021		
	Level 1	Investments measured at net asset value	Total
Cash and cash equivalents	$ 5.8	$ —	$ 5.8
Common and collective trusts:			
Collective investment funds	—	311.7	311.7
Total investments at fair value	$ 5.8	$ 311.7	$ 317.5

We have formal investment policy guidelines for our company-sponsored plans. These guidelines were set by our Benefits Committee, which is comprised of members of our management and has been assigned its fiduciary authority over management of the plan assets by our Board of Directors. The Committee's duties include periodically reviewing and modifying those investment policy guidelines as necessary and ensuring that the policy is adhered to and the investment objectives are met. The investment policy includes guidelines for specific categories of equity and fixed income securities. Assets are managed by professional investment managers who are expected to achieve a reasonable rate of return over a market cycle. Long-term performance is a fundamental tenet of the policy.

The general policy states that plan assets would be invested to seek the greatest return consistent with the fiduciary character of the pension funds and to allow the plans to meet the need for timely pension benefit payments. The specific investment guidelines stipulate that management is to maintain adequate liquidity for meeting expected benefit payments by reviewing, on a timely basis, contribution and benefit payment levels and appropriately revising long-term and short-term asset allocations. Management takes reasonable and prudent steps to preserve the value of pension fund assets, avoid the risk of large losses and also attempt to preserve the funded status of the plans. Major steps taken to provide this protection included:

- Assets are diversified among various asset classes, such as domestic equities, international equities, fixed income and cash. The long-term asset allocation ranges are as follows:

Domestic equities	5% - 10%
International equities, including emerging markets	5% - 10%
Corporate/Government bonds	80% - 90%
Liquid reserves	—% - 5%

Periodically, we review the allocations within these ranges to determine what adjustments should be made based on changing economic and market conditions and specific liquidity requirements.

- Assets are managed by professional investment managers and could be invested in separately managed accounts or commingled funds.
- Assets are not invested in securities rated below BBB- by S&P or Baa3 by Moody's.

The investment guidelines also require that the individual investment managers are expected to achieve a reasonable rate of return over a market cycle. Emphasis is placed on long-term performance versus short-term market aberrations. Factors considered in determining reasonable rates of return include performance achieved by a diverse cross section of other investment managers, performance of commonly used benchmarks (e.g., Russell 3000 Index, MSCI World ex-U.S. Index, Barclays Capital Long Credit Index), actuarial assumptions for return on plan investments and specific performance guidelines given to individual investment managers.

As of December 31, 2022, eight investment options held substantially all of the pension funds. Plan assets were diversified among the various asset classes within the allocation ranges approved by the Benefits Committee.

In 2022, we did not make any contributions to our qualified pension plans, and we currently do not anticipate making any cash contributions to those plans in 2023. We do not anticipate funding our OPEB plans in 2023 except to pay benefit costs as incurred during the year by plan participants.

Estimated future benefit payments are as follows for the years indicated:

	Pension Benefit Plans	Other Postretirement Employee Benefit Plans
2023	$ 20.3	$ 4.9
2024	20.1	4.7
2025	19.7	4.5
2026	19.4	4.4
2027	19.2	4.2
2028-2032	90.2	19.3

Multiemployer Defined Benefit Pension Plans

Hourly employees at one of our manufacturing facilities participate in multiemployer defined benefit pension plans: the PACE Industry Union-Management Pension Fund (PIUMPF) which is managed by United Steelworkers (USW), Benefits; and the International Association of Machinist & Aerospace Workers National Pension Fund (IAM NPF). We make contributions to these plans, as well as make contributions to a trust fund established to provide retiree medical benefits for a portion of these employees, which is also managed by USW Benefits. The risks of participating in these multiemployer plans are different from single-employer plans in the following respects:

- Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.
- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. The number of employers participating in PIUMPF fell from 135 during 2012 to 44 during 2021. We believe that we are now the employer making the largest proportion of total contributions.
- Under applicable federal law, any employer contributing to a multiemployer pension plan that completely ceases participating in the plan while it is underfunded is subject to an assessment of such employer's allocable share of the aggregate unfunded vested benefits of the plan, except when that plan is in "critical" or "critical and declining" status. In certain circumstances, an employer can also be assessed a statutory withdrawal liability for a partial withdrawal from a multiemployer pension plan. Based on information available to us as of December 31, 2022, as well as information provided by PIUMPF and IAM NPF and reviewed by our actuarial consultant, we estimate the aggregate pre-tax liability that we would have incurred if we had completely withdrawn from PIUMPF and IAM NPF in 2022 would have been in excess of $76 million. However, the exact amount of potential exposure could be higher or lower than the estimate, depending on, among other things, the nature and timing of any triggering events and the funded status of PIUMPF and IAM NPF at that time. A withdrawal

liability is recorded for accounting purposes when withdrawal is probable and the amount of the withdrawal obligation is reasonably estimable.

Our participation in these plans for the annual period ended December 31, 2022, is outlined in the table below. The “EIN" and "Plan Number” columns provide the Employee Identification Number, or EIN, and the three-digit plan number. The most recent Pension Protection Act, or PPA, zone status available in 2022 and 2021 is for a plan’s year-end as of December 31, 2022 and 2021. The zone status is set under the provisions of the Multiemployer Pension Plan Reform Act of 2014 and is based on information we received from the plans and is certified by each plan's actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are less than 80 percent but more than 65 percent funded, and plans in the green zone are at least 80 percent funded. The “FIP/RP Status Pending/Implemented” column indicates plans for which a Funding Improvement Plan, or FIP, or a Rehabilitation Plan, or RP, is either pending or has been implemented as required by the PPA as a measure to correct its underfunded status. The last column lists the expiration date(s) of the collective-bargaining agreement(s) to which the plans are subject.

In 2022, the contribution rate for the IAM NPF plan was $4.00 per hour. In accordance with that plan's Rehabilitation Plan, we began contributing an additional contribution in June 2019. This additional contribution started at 2.5% and will increase 2.5% each year while the Rehabilitation Plan is in effect. Starting June of 2022 our additional contribution increased to 10.5% of our contractual contribution rate. This additional contribution is scheduled to continue and compound each year while the rehabilitation plan remains in effect. In 2022, the contribution rate for PIUMPF was $2.79 per hour. Contribution rates for IAM NPF and PIUMPF were increased as part of the RP in lieu of the legally required surcharge, paid by the employers, to assist the fund’s financial status. We were listed in PIUMPF’s Form 5500 report as providing more than five percent of the total contributions for the years 2021 and 2020. At the date of issuance of our consolidated financial statements, Form 5500 reports for these plans were not available for the 2022 plan year.

			PPA Zone Status			Contributions (in millions)				
Pension Fund	**EIN**	**Plan Number**	**2022**	**2021**	**FIP/ RP Status Pending/ Implemented**	**2022**	**2021**	**2020**	**Surcharge Imposed**	**Expiration Date of Collective Bargaining Agreement**
IAM NPF	51-6031295	002	Red	Red	Implemented	$ 0.3	$ 0.3	$ 0.3	No	5/31/2023
PIUMPF	11-6166763	001	Red	Red	Implemented	5.5	5.4	5.5	No	8/31/2025
					Total Contributions:	$ 5.7	$ 5.7	$ 5.7		

.

Other Benefit Plans

We maintain the Clearwater Paper Corporation Management Deferred Compensation Plan. Pursuant to this plan, certain management employees are eligible to defer up to 50% of their regular salary and up to 10% of their Annual incentives. Each plan participant is fully vested in these contributions. The liability under this plan totaled $4.3 million and $4.4 million at December 31, 2022 and December 31, 2021. The current and long term portions of the liability is included in “Accounts payable and accrued liabilities” and “Deferred tax liabilities and other long-term obligations” on our Consolidated Balance Sheets.

NOTE 11 Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive loss at the balance sheet dates is comprised of the following:

	Pension Plan Adjustments	Other Postretirement Employee Benefit Plan Adjustments	Total
Balance at December 31, 2020	$ (54.5)	$ 0.2	$ (54.3)
Other comprehensive income (loss) before reclassifications	4.1	(0.1)	4.0
Amounts reclassified from accumulated other comprehensive loss	7.6	0.2	7.8
Other comprehensive income (loss), net of tax	11.7	0.1	11.7
Balance at December 31, 2021	(42.8)	0.3	(42.6)
Other comprehensive income (loss) before reclassifications	(8.3)	13.0	4.7
Amounts reclassified from accumulated other comprehensive loss	4.7	—	4.7
Other comprehensive income (loss), net of tax	(3.7)	13.0	9.3
Balance at December 31, 2022	$ (46.5)	$ 13.3	$ (33.3)

NOTE 12 Earnings Per Share

Basic earnings (loss) per share are based on the weighted average number of shares of common stock outstanding. Diluted earnings per share are based upon the weighted average number of shares of common stock outstanding plus all potentially dilutive securities that were assumed to be converted into common shares at the beginning of the period under the treasury stock method. This method requires that the effect of potentially dilutive common stock equivalents be excluded from the calculation of diluted earnings per share for the periods in which net losses are reported because the effect is anti-dilutive.

The following table reconciles the number of common shares used in calculating the basic and diluted net earnings per share:

	December 31,		
(In thousands - except per share data)	**2022**	**2021**	**2020**
Basic average common shares outstanding[1]	16,985	16,767	16,569
Incremental shares due to:			
Stock-based awards	196	—	141
Performance Shares	—	—	14
Diluted average common shares outstanding	17,181	16,767	16,724
Basic net income (loss) per common share	$ 2.71	$ (1.67)	$ 4.65
Diluted net income (loss) per common share	$ 2.68	$ (1.67)	$ 4.61

[1] Basic average common shares outstanding include restricted stock awards that are fully vested, but are deferred for future issuance. See Note 13, "Stockholders' Equity" for further discussion.

Anti-dilutive shares excluded from the calculation were 0.3 million, 0.7 million and 0.5 million for the years ended December 31, 2022, 2021 and 2020.

NOTE 13 Stockholders' Equity

PREFERRED STOCK

We are authorized to issue up to 5,000,000 shares of preferred stock at $0.0001 par value. At December 31, 2022, no shares of preferred stock have been issued.

COMMON STOCK PLANS

We have stock-based compensation plans under which stock options and restricted units are granted. At December 31, 2022, approximately 0.9 million shares were available for future issuance under our stock incentive plan.

	For The Years Ended December 31,		
	2022	2021	2020
Total stock-based compensation expense	$ 12.7	$ 9.1	$ 10.5
Income tax benefit related to stock-based compensation	3.3	2.3	2.7
Impact on cash flow due to taxes paid related to net share settlement of equity awards	2.5	1.7	0.7
Intrinsic value of options exercised, equity-based liabilities paid, and the fair value of restricted stock units vested	9.5	3.7	2.9

We recognize the compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting term of one to three years.

Restricted Stock Units (Time and Performance Vesting)

We grant restricted awards to certain employees. The awards can either be time vested or vested based upon the attainment of certain performance metrics over a certain time period. Performance conditions generally are tied to attainment of certain financial targets such as return on invested capital, free cash flow or other similar measures. Awards granted under our stock incentive plan generally have a performance or vesting period of three years from the date of grant. These awards are eligible to receive dividend equivalent shares. The market value of these grants approximates the fair value. For awards based upon the achievement of performance goals, the award could range from 0% to 200%. A summary of the status of outstanding restricted stock units as of December 31, 2022, and changes during the year, is presented below:

	Time Vested		Performance-based	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Restricted stock units outstanding at December 31, 2021	458,647	$ 27.12	243,688	$ 28.51
Granted	220,518	29.52	93,177	30.55
Vested	(228,162)	25.26	(59,755)	27.02
Forfeited / Canceled[1]	(21,538)	30.88	—	—
Restricted stock units outstanding at December 31, 2022	429,465	$ 29.16	277,110	$ 29.64

[1] Forfeited / Canceled performance-based restricted stock units include both shares forfeited due to employees failure to meet requisite service period and also due to failure to meet required performance measures.

The weighted average grant date fair value for restricted stock units granted during the years ended December 31, 2022 and 2021 was $29.52 and $35.70.

As of December 31, 2022, there was $13.5 million of total unrecognized compensation cost related to outstanding restricted stock unit awards. Restricted stock unit cost is expected to be recognized over a weighted average period of 1.8 years for time vested awards and 1.7 years for performance-based awards.

Stock Options

Prior to January 1, 2019, we granted options to certain employees. The options were granted at market price at the date of grant and the fair value of the options was estimated using the Black-Scholes option-pricing model (dividend yield ignored). As of December 31, 2022 all outstanding options are fully vested with a contractual term of ten years after the date of grant. A summary of the status of outstanding stock option awards as of December 31, 2022, and changes during the year, is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding options at December 31, 2021	322,546	$ 49.64	4.3	$ —
Exercised	(19,809)	38.29		
Expired	(8,613)	45.32		
Outstanding and exercisable options at December 31, 2022	294,124	$ 50.53	3.3	$ —

Director Awards

Our Board of Directors are eligible to receive awards of phantom common stock units. Annually our outside directors receive phantom stock units as part of their compensation which vest ratably over a one-year period and accrue dividend equivalent shares for any dividends paid to shareholders of our common stock. The vested portion of a director's phantom share balance is converted to cash using a twenty-day average price of common stock and paid to the director upon their separation from service as a director.

Due to its cash-settlement feature, we account for these awards as liabilities and recognize the equity-based compensation expense or income at the end of each reporting period based on the portion of the award that is vested and the increase or decrease in the value of our common stock. We recorded director equity-based compensation expense for the years ended December 31, 2022, 2021 and 2020 of $0.9 million, $1.1 million and $2.9 million included in "Other operating charges, net" in the Consolidated Statements of Operations.

At December 31, 2022, the liability amounts associated with director equity-based compensation included in "Deferred tax liabilities and other long-term obligations" and "Accounts payable and accrued liabilities" on our Consolidated Balance Sheets was $5.2 million and $0.1 million. At December 31, 2021, the liability amounts associated with director equity-based compensation included in "Deferred tax liabilities and other long-term obligations" and "Accounts payable and accrued liabilities" on our Consolidated Balance Sheets was $4.3 million and $2.3 million.

NOTE 14 Commitments and Contingencies

SELF INSURANCE

We are primarily self-insured for workers' compensation and employee health care liability costs. Self-insurance liabilities for workers' compensation are determined based upon a valuation performed by an actuarial firm. The estimate of future workers' compensation liabilities incorporates loss development and an estimate associated with incurred but not yet reported claims. These claims are discounted. Self-insurance liabilities for employee health costs are determined actuarially based upon claims filed and estimated claims incurred but not yet reported. These claims are not discounted.

PURCHASE OBLIGATIONS

To help mitigate our exposure to market risk for changes in utility commodity pricing, we use firm price contracts to supply a portion of the natural gas and electricity requirements of our manufacturing facilities, which were reported through "Cost of sales" on our Consolidated Statements of Operations. As of December 31, 2022, these contracts cover approximately 37% of our expected average monthly natural gas and electricity needs at the respective manufacturing facilities through 2023. These contracts qualify for treatment as "normal purchases or normal sales" under authoritative guidance and required no mark-to-market adjustment.

We enter into third-party contracts for certain raw materials, including pulp, logs and chemicals, which may extend beyond one year. Such contracts are typically negotiated to ensure availability of certain product specifications at market prices that adjust regularly within reasonable commercial terms. Such agreements may include minimum quantities, but reductions are permitted when economic or business conditions require reduced production containing the respective raw material.

NOTE 15 Segment Information

Our businesses are organized into two reportable operating segments: Pulp and Paperboard and Consumer Products. The reporting segments follow the same accounting policies used for our Consolidated Financial Statements. We evaluate the performance of our business segments based upon net sales and operating income (loss). Certain amounts have been reclassified from the prior year presentation to reflect the realignment of Clearwater Paper's baled pulp sales to record inter-segment sales at market price and the realignment of outside pulp sales to the producing segment.

Pulp and Paperboard

Our Pulp and Paperboard segment manufactures and markets solid bleached sulfate paperboard for the high-end segment of the packaging industry as well as offers custom sheeting, slitting and cutting of paperboard.

Consumer Products

Our Consumer Products segment manufactures and sells a complete line of at-home tissue products, or retail products, and minor amounts of parent rolls.

The table below presents information about our reportable segments:

	2022	2021	2020
Segment net sales:			
Pulp and Paperboard	$ 1,136.3	$ 946.0	$ 877.1
Consumer Products	950.2	835.0	1,018.5
Eliminations	(6.4)	(8.4)	(27.0)
Total segment net sales	$ 2,080.1	$ 1,772.6	$ 1,868.6
Operating income (loss):			
Pulp and Paperboard	$ 183.5	$ 125.7	$ 124.5
Consumer Products	11.3	4.0	110.6
Corporate and eliminations	(71.1)	(60.1)	(63.0)
Other operating charges, net	(9.7)	(57.7)	(14.0)
Income from operations	$ 113.9	$ 12.0	$ 158.1
Depreciation and amortization:			
Pulp and Paperboard	$ 37.0	$ 35.7	$ 36.7
Consumer Products	62.9	64.9	68.5
Corporate	3.4	4.4	5.8
Total depreciation and amortization	$ 103.3	$ 105.0	$ 111.0
Assets:			
Pulp and Paperboard	$ 641.8	$ 621.1	$ 614.9
Consumer Products	951.1	986.2	1,079.9
Corporate	110.6	82.8	105.6
Total assets	$ 1,703.5	$ 1,690.1	$ 1,800.4
Capital expenditures:			
Pulp and Paperboard	$ 24.4	$ 20.7	$ 20.4
Consumer Products	8.2	17.3	17.4
	32.6	38.0	37.8
Corporate	0.9	0.4	1.9
Total capital expenditures	$ 33.5	$ 38.4	$ 39.6

For the year ended December 31, 2022, there were no customers with more than 10% of our total consolidated sales and for the year ended December 31, 2021, one customer was 11% of our total consolidated sales. For the year ended December 31, 2020, one customer was 14% of our total consolidated sales.

Our manufacturing facilities and all other assets are located within the continental United States. We sell and ship our products to customers in several foreign countries. Net sales, classified by the major geographic areas in which our customers are located and by major products, were as follows:

	2022	2021	2020
Primary geographical markets:			
United States	$ 1,982.8	$ 1,670.2	$ 1,766.2
Other Countries	97.3	102.4	102.4
Total Net Sales	$ 2,080.1	$ 1,772.6	$ 1,868.6
Major products:			
Paperboard	$ 1,104.8	$ 894.9	$ 828.0
Retail tissue	932.3	797.9	975.7
Away-from-home tissue[1]	—	16.3	32.0
Pulp	19.5	34.8	41.4
Other	29.9	37.0	18.4
Eliminations	(6.4)	(8.4)	(27.0)
Total net sales	$ 2,080.1	$ 1,772.6	$ 1,868.6

[1] In the third quarter of 2021, we exited our away-from-home business with the shutdown of our Neenah, Wisconsin site.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of disclosure controls and procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of disclosure controls and procedures is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Subject to the limitations noted above, our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this annual report on Form 10-K. Based on that evaluation, the CEO and CFO have concluded that, as of such date, our disclosure controls and procedures are effective to meet the objective for which they were designed and operate at the reasonable assurance level.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our CEO and CFO and with the oversight of the Audit Committee of the Board of Directors, our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control- Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on our evaluation under the 2013 Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 10-K.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Clearwater Paper Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Clearwater Paper Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 14, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Seattle, Washington
February 14, 2023

ITEM 9B. Other Information

None.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

Part III

ITEM 10. Directors, Executive Officers and Corporate Governance

The following table details the executive officers of the Company as of February 1, 2023:

Name	Age	Title / Position Held
Arsen S. Kitch	41	President and Chief Executive Officer
Michael J. Murphy	50	Senior Vice President, Finance and Chief Financial Officer
Steve M. Bowden	59	Senior Vice President, General Manager, Pulp and Paperboard Division
Michael S. Gadd	58	Senior Vice President and General Counsel and Corporate Secretary
Kari G. Moyes	55	Senior Vice President, Human Resources
Michael J. Urlick	36	Senior Vice President, General Manager, Consumer Products Division

Arsen S. Kitch has served as President and Chief Executive Officer, as well as a director, since April 2020. Mr. Kitch served as Senior Vice President, General Manager, Consumer Products Division from May 2018 to April 2020 and served as Vice President, General Manager, Consumer Products Division from January 2018 to May 2018. He served as Vice President, Finance and Vice President Financial Planning and Analysis from January 2015 through December 2017, and served as Senior Director, Strategy and Planning from August 2013 through December 2014.

Michael J. Murphy joined the company in April 2020 as Senior Vice President, Chief Financial Officer. From January 2020 to April 2020, Mr. Murphy worked as an independent consultant for the Company assisting in long-term strategic planning. Prior to joining the Company, Mr. Murphy was the Chief Financial Officer of NxEdge, Inc., a parts manufacturer for the semiconductor and display industries, a position he held from April 2019 to November 2019. He served KapStone Paper and Packaging Corporation, a publicly traded company, as Vice President Strategy and Strategic Initiatives from January 2016 to November 2018, and Vice President Finance from October 2014 to January 2016. He served as Treasurer and Vice President of Boise Inc., a paper and packaging publicly traded company, from 2012 to 2014.

Steve M. Bowden has served as Senior Vice President, General Manager, Pulp and Paperboard Division since October 1, 2018. Prior to joining the Company, from September 2016 to November 2017, Mr. Bowden was the North American Region Vice President - Labels for Constantia Flexibles, which was subsequently acquired by the Multi-Color Corporation at which he served as President, North America Food and Beverage Division from November 2017 to September 2018. From March 2013 to September 2016, Mr. Bowden was President and COO of Quality Associates, a contract packager.

Michael S. Gadd has served as Senior Vice President since May 2011 and General Counsel and Corporate Secretary since December 2008.

Kari G. Moyes has served as Senior Vice President, Human Resources since February 2015, and served as Vice President, Labor Relations from July 2013 through January 2015.

Michael J. Urlick has served as Senior Vice President, General Manager, Consumer Products Division since January 2022. Mr. Urlick served as Vice President, Sales & Marketing, Consumer Products Division for the Company from June 2020 through December 2021, and as Senior Director of Sales, Consumer Products from January 2017 to June 2020. He joined the Company in November 2013 as Senior Manager of Business Development.

Information regarding our directors is set forth under the heading “Board of Directors” in our definitive proxy statement for the 2023 Annual Meeting of Stockholders to be held on May 11, 2023, referred to in this report as the 2023 Proxy Statement, which information is incorporated herein by reference. Information regarding reporting compliance with Section 16(a) for directors, officers or other parties is set forth under the heading “Delinquent Section 16(a) Reports” in the 2023 Proxy Statement and is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics that applies to all directors and employees and a Code of Ethics for Senior Officers that applies to our CEO, CFO, the President, the Controller and other senior officers identified by our Board of Directors. You can find each code on our website by going to the following address: www.clearwaterpaper.com, selecting “Investors" and "Governance,” then selecting the link for “Code of Business Conduct and Ethics" or "Code of Ethics for Senior Officers.” We will post any amendments, as well as any waivers that are required to be disclosed by the rules of either the SEC or the New York Stock Exchange, on our website. To date, no waivers of the Code of Ethics for Senior Financial Officers have been considered or granted.

Our Board of Directors has adopted corporate governance guidelines and charters for the Board of Directors' Audit Committee, Compensation Committee, and Nominating and Governance Committee. You can find these documents on our website by going to the following address: www.clearwaterpaper.com, selecting "Investors" and "Governance," then selecting the appropriate link.

ITEM 11. Executive Compensation

Information required by Item 11 of Part III is included under the heading "Executive Compensation Discussion and Analysis" in our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by Item 12 of Part III is included in our 2023 Proxy Statement and is incorporated herein by reference.

The following table provides certain information as of December 31, 2022, with respect to our equity compensation plans:

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights[1]		Weighted Average Exercise Price Of Outstanding Options, Warrants And Rights[2]	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	1,277,809	$	50.53	879,920
Equity compensation plans not approved by security holders	—		—	—
Total	1,277,809	$	50.53	879,920

1 Includes 429,465 time vested restricted stock units (RSUs), 554,220 performance-based RSUs and 294,124 stock options, which are the maximum number of shares that could be awarded under the common stock plans, not including future dividend equivalents, if any are paid.

2 Performance shares and RSUs do not have exercise prices. During 2022, no stock option awards vested.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

Information required by Item 13 of Part III is included under the heading "Transactions with Related Persons" in our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 14. Principal Accounting Fees and Services

KPMG LLP (firm ID 185) located in Seattle, Washington serves as the Company's auditor.

Information required by Item 14 of Part III is included under the heading "Fees Paid to Independent Registered Public Accounting Firm" in our 2023 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

FINANCIAL STATEMENTS

The following financial statements of Clearwater Paper are included in this report:

Consolidated Balance Sheets - December 31, 2022, and 2021.
Consolidated Statements of Operations - years ended December 31, 2022, 2021, and 2020.
Consolidated Statements of Comprehensive Income - years ended December 31, 2022, 2021 and 2020.
Consolidated Statements of Cash Flows - years ended December 31, 2022, 2021 and 2020.
Consolidated Statements of Stockholders' Equity - years ended December 31, 2022, 2021 and 2020.
Notes to the Financial Statements.
Report of Independent Registered Public Accounting Firm.

No other financial statement schedules are required to be filed.

EXHIBIT NUMBER	DESCRIPTION
3.1	Restated Certificate of Incorporation of the Company, effective as of December 16, 2008, as filed with the Secretary of State of the State of Delaware (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Commission on December 18, 2008).
3.2	Amended and Restated Bylaws of the Company, effective as of December 16, 2008 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the Commission on December 18, 2008).
4.1	Indenture, dated as of July 29, 2014, by and among Clearwater Paper Corporation (the “Registrant”), the Guarantors (as defined therein) and U.S. Bank National Association, as trustee, (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on July 29, 2014).
4.1(i)	Form of 5.375% Senior Notes due 2025 (incorporated by reference as Exhibit A to the Indenture filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on July 29, 2014).
4.2	Indenture, dated as of August 18, 2020, by and among Clearwater Paper Corporation, the Guarantors,(as defined therein) and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on August 18, 2020).
4.2(i)	Form of 4.750% Senior Notes due 2028 (included as Exhibit A to the Indenture) (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Commission on August 18, 2020).
10.2	ABL Credit Agreement, dated as of July 26, 2019 by and among JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto, and Clearwater Paper Corporation (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on July 31, 2019).
10.2(i)	Amendment to ABL Credit Agreement, dated as of January 29, 2020 by and among JPMorgan Chase Bank, N.A., as administrative agent and Clearwater Paper Corporation (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on May 5, 2020).
10.2(ii)	First Amendment to the ABL Credit Agreement, dated as of August 7, 2020 by and among JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto, and Clearwater Paper Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2020).
10.2(iii)	Third Amendment to the ABL Credit Agreement, dated November 7, 2022 by and among JPMorgan Chase Bank, N.A., as administrative agent and the lender parties thereto and Clearwater Paper Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on November 9, 2022).
10.3[1]	Form of Indemnification Agreement entered into between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.15 to Amendment No. 4 to the Company’s Registration Statement on Form 10 filed with the Commission on November 19, 2008).

10.5[1]	Employment Agreement between Arsen S. Kitch and the Company, dated effective April 1, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on January 31, 2020).
10.6[1]	Offer letter, dated April 9, 2020 between Michael J. Murphy and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 5, 2020).
10.7[1]	Clearwater Paper Corporation Amended and Restated 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on May 8, 2015).
10.7(i)[1]	Amendment to the Clearwater Paper Corporation Amended and Restated 2008 Stock Incentive Plan, effective January 1, 2017 (incorporated by reference to Exhibit 10.5(i) to the Company's Annual Report on Form 10-K filed with the Commission on February 22, 2017).
10.7(ii)[1]	Clearwater Paper Corporation 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on May 11, 2017).
10.7(iii)[1]	Amendment to the Clearwater Paper Corporation 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on May 19, 2020).
10.8[1]	Clearwater Paper Corporation-Form of Performance Share Agreement, as amended and restated, to be used for annual performance share awards approved subsequent to December 31, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on February 14, 2019).
10.9[1]	Clearwater Paper Corporation-Form of Restricted Stock Unit Agreement, to be used for restricted stock unit awards approved subsequent to December 31, 2017 (incorporated by reference to Exhibit 10.7(x) to the Company’s Annual Report on Form 10-K filed with the Commission on February 21, 2018).
10.9(i)[1]	Clearwater Paper Corporation-Form of Restricted Stock Unit Agreement, to be used for special restricted stock unit awards (incorporated by reference to Exhibit 10.20*1 to the Company's Annual Report of From 10-K filed with the Commission on March 9, 2020).
10.9(ii)[1]	Clearwater Paper Corporation-Form of Restricted Stock Unit Agreement, to be used for annual restricted stock unit awards approved subsequent to December 31, 2022.
10.10[1]	Clearwater Paper Corporation 2008 Stock Incentive Plan—Form of Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Company’s current Report on Form 8-K filed with the Commission on February 18, 2014).
10.10(i)[1]	Clearwater Paper Corporation 2008 Stock Incentive Plan—Letter of Amendment to Outstanding Stock Option Agreement, effective as of January 1, 2015 (incorporated by reference to Exhibit 10.7(i) to the Company's Annual Report on Form 10-K filed with the Commission on February 26, 2015).
10.10(ii)[1]	Clearwater Paper Corporation 2008 Stock Incentive Plan—Form of Stock Option Agreement, to be used for annual restricted stock unit awards approved subsequent to December 31, 2014 (incorporated by reference to Exhibit 10.7(ii) to the Company's Annual Report on Form 10-K filed with the Commission on February 26, 2015).

10.10(iii)[1]	Clearwater Paper Corporation Amended and Restated 2008 Stock Incentive Plan—Form of Stock Option Agreement, to be used for annual restricted stock unit awards approved subsequent to December 31, 2015 (incorporated by reference to Exhibit 10.8(iii) to the Company's Annual Report on Form 10-K filed with the Commission February 22, 2016).
10.10(iv)[1]	Clearwater Paper Corporation— Form of Stock Option Agreement, as amended and restated, to be used for annual restricted stock unit awards approved subsequent to December 31, 2016 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on February 10, 2017).
10.10(v)[1]	Clearwater Paper Corporation- Form of Stock Option Agreement, as amended and restated, to be used for annual restricted stock unit awards approved subsequent to December 31, 2017 (incorporated by reference to Exhibit 10.8(v) to the Company's Annual Report on Form 10-K filed with the Commission on February 21, 2018).
10.11[1]	Clearwater Paper Corporation Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 9, 2014).
10.11(i)[1]	Amendment to the Clearwater Paper Corporation Annual Incentive Plan, effective as of January 1, 2016 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on July 27, 2016).
10.11 (ii)[1]	Amendment to the Clearwater Paper Corporation Annual Incentive Plan, effective as of September 27, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on November 2, 2021).
10.12[1]	Amended and Restated Clearwater Paper Corporation Management Deferred Compensation Plan (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K filed with the Commission on February 22, 2017).
10.12(i)[1]	Amendment to the Amended and Restated Clearwater Paper Corporation Management Deferred Compensation Plan, effective May 1, 2020 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 4, 2020).
10.12(ii)	Second Amendment to the Amended and Restated Clearwater Paper Corporation Management Deferred Compensation Plan, effective October 11, 2021 (incorporated by reference to Exhibit 10.12(ii)1 to the Company's Annual Report on Form 10-K filed with the Commission on February 15, 2022).
10.13[1]	Clearwater Paper Executive Severance Plan (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K filed with the Commission on February 20, 2014).
10.13(i)[1]	Clearwater Paper Amended Executive Severance Plan (incorporated by reference to Exhibit 10(i) to the Company's Current Report on Form 8-K filed with the Commission on March 9, 2018).
10.14[1]	Amended and Restated Clearwater Paper Corporation Salaried Supplemental Benefit Plan (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K filed with the Commission on February 22, 2017).
10.14(i)[1]	Amendment to the Amended and Restated Clearwater Paper Corporation Salaried Supplemental Benefit Plan, effective May 1, 2020 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 4, 2020).

10.14(ii)[1]	Second Amendment to the Amended and Restated Clearwater Paper Corporation Salaried Supplemental Benefit Plan, effective October 11, 2021 (incorporated by reference to Exhibit 10.12(ii)1 to the Company's Annual Report on Form 10-K filed with the Commission on February 15, 2022).
10.15[1]	Clearwater Paper Corporation Benefits Protection Trust Agreement (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K filed with the Commission on March 18, 2009).
10.15(i)[1]	Amendment to the Clearwater Paper Corporation Benefits Protection Trust Agreement, dated August 8, 2013 (incorporated by reference to Exhibit 10.16(i) to the Company's Quarterly Report on Form 10-Q filed with the Commission on October 31, 2013).
10.16[1]	Clearwater Paper Corporation Deferred Compensation Plan for Directors, (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed with the Commission on December 19, 2008).
10.16(i)[1]	Amended and Restated Clearwater Paper Corporation Deferred Compensation Plan for Directors, (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Commission on December 7, 2017).
10.16(ii)[1]	Amended and Restated Clearwater Paper Corporation Deferred Compensation Plan for Directors, (incorporated by reference to Exhibit 10(i) to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 7, 2018).
10.17[1]	Clearwater Paper Change of Control Plan (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed with the Commission on February 20, 2014).
(21)	Clearwater Paper Corporation Subsidiaries.
(23)	Consent of Independent Registered Public Accounting Firm.
(24)	Powers of Attorney.
(31)	Rule 13a-14(a)/15d-14(a) Certifications.
(32)	Furnished statements of the Chief Executive Officer and Chief Financial Officer under 18 U.S.C. Section 1350.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	Inline XBRL Taxonomy Extension Definition Label Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

[1] Management contract or compensatory plan, contract or arrangement.

ITEM 16. FORM 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEARWATER PAPER CORPORATION

(Registrant)

By /s/ Arsen S. Kitch

Arsen S. Kitch
President, Chief Executive Officer and Director (Principal Executive Officer)

Date: February 14, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

		Date
By /s/ Arsen S. Kitch **Arsen S. Kitch**	President, Chief Executive Officer and Director (Principal Executive Officer)	February 14, 2023
By /s/ Michael J. Murphy **Michael J. Murphy**	Senior Vice President, Finance and Chief Financial Officer (Principal Financial Officer)	February 14, 2023
By /s/ Rebecca A. Barckley **Rebecca A Barckley**	Vice President, Corporate Controller (Principal Accounting Officer)	February 14, 2023
* **Alexander Toeldte**	Director and Chair of the Board	February 14, 2023
* **John J. Corkrean**	Director	February 14, 2023
* **Jeanne M. Hillman**	Director	February 14, 2023
* **Kevin J. Hunt**	Director	February 14, 2023
* **John W. Laymon**	Director	February 14, 2023
* **Ann C. Nelson**	Director	February 14, 2023
* **John P. O'Donnell**	Director	February 14, 2023
* **Christine M. Vickers**	Director	February 14, 2023

*By /s/ Michael S. Gadd

Michael S. Gadd
(Attorney-in-fact)

Corporate Information

MANAGEMENT

Arsen S. Kitch
President and Chief Executive Officer

Michael J. Murphy
Senior Vice President, Chief Financial Officer

Steve M. Bowden
Senior Vice President, General Manager, Pulp and Paperboard Division

Michael S. Gadd
Senior Vice President, General Counsel and Corporate Secretary

Kari G. Moyes
Senior Vice President' Human Resources

Michael J. Urlick
Senior Vice President, General Manager, Consumer Products Division

BOARD OF DIRECTORS

John J. Corkrean
Director since 2019

Jeanne M. Hillman
Director since 2022

Kevin J. Hunt
Director since 2013

Arsen S. Kitch
Director since 2020

Joe W. Laymon
Director since 2019

Ann C. Nelson
Director since 2020

John P. O'Donnell
Director since 2016

Alexander Toeldte
Chair of the Board,
Director since 2016

Christine M. Vickers Tucker
Director since 2021

EXECUTIVE OFFICES

601 West Riverside Avenue
Suite 1100 Spokane, WA 99201
Phone: (509) 344-5900

STOCK LISTING

Clearwater Paper common stock is listed under the symbol CLW on the New York Stock Exchange.

ANNUAL MEETING

The 2023 Annual Meeting of Stockholders will be held on Thursday, May 11, 2023, at 9:00 a.m. (Pacific Time). The meeting will be held at 721 Pine Street, Seattle, WA 98101 and via webcast.
Register to attend the webcast at https://register.proxypush.com/CLW.

TRANSFER AGENT

MAILING ADDRESSES

Stockholder correspondence should be mailed to:
Computershare
P.O. BOX 43078
Canton, MA 02940

Overnight correspondence should be sent to:
Computershare
150 Royall St. Suite 100
Canton, MA 02021

STOCKHOLDER WEBSITE
www.computershare.com/investor

Stockholder online inquiries
https://www-us.computershare.com/investor/Contact

TOLL FREE NUMBER

Outside the U.S.	866-205-6799
Hearing Impaired	201-680-6578
TDD International	800-490-1493
	781-575-4592

ADDITIONAL INFORMATION

Copies of the company's filings with the Securities and Exchange Commission, the company's Corporate Governance Guidelines, Code of Business Conduct and Ethics, and Charters of the Committees of the Board of Directors are available free of charge at the company's website, www.clearwaterpaper.com.

FORWARD-LOOKING STATEMENTS
This report contains, in addition to historical information, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding market conditions; company and divisional financial and operations performance; inflationary impacts and mitigation; product sustainability and attributes; environmental, social and governance goals, commitments and performance; human capital and work-force commitments; board declassification; and customers and customer expectations and service. These forward-looking statements are based on management's current expectations, estimates, assumptions, and projections that are subject to change. Our actual results of operations may differ materially from those expressed or implied by the forward-looking statements contained in this report. Important factors that could cause or contribute to such differences include those discussed in the "Risk Factors" and "Developments and Trends in Our Business" sections contained in our Annual Report on Form 10-K for the year ended December 31, 2022, which is in this report. Forward-looking statements contained in this report present management's views only as of the date of this report. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

FSC®-CERTIFIED PAPER
Clearwater Paper Corporation's Annual Report was printed by Donnelley Financial Solutions entirely on FSC®-certified paper. Chain-of-Custody certificate TT-COC-005939. The Annual Report was printed on Donnelley Financial Opaque Text which is made of material from well-managed FSC®-certified forests and 10% recycled content.


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CLEARWATER
PAPER®

Clearwater Paper Corporation
601 West Riverside Avenue, Suite 1100
Spokane, WA 99201
www.clearwaterpaper.com